                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934



                              MEDAPHIS CORPORATION
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   584028-104
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               RAYMOND J. NOORDA
                               NFT VENTURES, INC.
                              899 W. CENTER STREET
                                OREM, UTAH 84057
                                 (801) 229-2223

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 6, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              (Page 1 of 103 Pages)

                       Exhibit Index located on Page 12

CUSIP No. 584028-104            SCHEDULE 13D   Page     2    of   102 Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          NFT Ventures, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Utah
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     4,436,205
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               4,436,205
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,436,205
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          6.83% as of May 8, 1996
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584028-104            SCHEDULE 13D   Page     3    of    102  Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          The Raymond J. Noorda and Lewena Noorda Family Trust
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Utah
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     4,436,205
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               4,436,205
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,436,205
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          6.83% as of May 8, 1996
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584028-104            SCHEDULE 13D   Page     4    of    102  Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Raymond J. Noorda
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     4,436,205
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               4,436,205
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,436,205
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          6.83% as of May 8, 1996
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 584028-104            SCHEDULE 13D   Page     5    of   102 Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Lewena Noorda
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     4,436,205
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               4,436,205
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,436,205
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          6.83% as of May 8, 1996
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer.

                 This initial Schedule 13D relates to the Common Stock, par value $.01 per share (the "Medaphis Common Stock"), of Medaphis Corporation, a Delaware corporation ("Medaphis"). The principal executive offices of Medaphis are located at 2700 Cumberland Parkway, Suite 300, Atlanta, Georgia 30339.

Item 2.  Identity and Background.

                 This statement is being filed by NFT Ventures, Inc., a Utah Corporation ("NFT Ventures"), The Raymond J. and Lewena Noorda Family Trust, a trust organized under the laws of the State of Utah (the "Noorda Family Trust"), and Raymond J. and Lewena Noorda as Trustees of the Noorda Family Trust ("Mr. and Mrs. Noorda", and together with NFT Ventures and the Noorda Family Trust, the "Reporting Persons"). Mr. and Ms. Noorda also serve as the directors and President and Vice President, respectively, of NFT Ventures. Mark Rogers serves as Secretary and Treasurer of NFT Ventures. Mr. and Mrs. Noorda and Mark Rogers are citizens of the United States of America.

                 The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each Reporting Person disclaims beneficial ownership of Medaphis Common Stock owned by other Reporting Persons.

                 The principal business of NFT Ventures is venture capital investments. The principal business address of NFT Ventures is 899 W. Center Street, Orem, Utah 84057.

                 The principal business of the Noorda Family Trust is that of holding trust property, investing trust property and making distributions of trust property. The principal business address of the Noorda Family Trust is 899 W. Center Street, Orem, Utah 84057.

                 Mr. Noorda's principal occupation is venture capital investments. Mr. Noorda's business address is 899 W. Center Street, Orem, Utah 84057.

                 Ms. Noorda's principal occupation is venture capital investments. Ms. Noorda's business address is 899 W. Center Street, Orem, Utah 84057.

                 Mr. Rogers' principal occupation is serving as Secretary and Treasurer of NFT Ventures. Mr. Rogers' business address is 12950 Saratoga Avenue, Suite B, Saratoga, California 95070.

                 None of the Reporting Persons, or, to the best of NFT Ventures' knowledge, Mr. Rogers, has, during the last five years, been convicted in a criminal proceeding





                              Page 6 of 103 Pages

(excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 The Noorda Family Trust owns 100% of NFT Ventures and Mr. and Ms. Noorda serve as the only trustees of the Noorda Family Trust. With respect to the Noorda Family Trust and Mr. and Ms. Noorda, this statement relates only to their indirect beneficial ownership of Medaphis Common Stock. The shares of Medaphis Common Stock reported herein have been acquired by NFT Ventures, and none of the Noorda Family Trust, or Mr. or Ms. Noorda directly holds any Medaphis Common Stock. Management of the business affairs of NFT Ventures, including decisions respecting disposition and voting of the shares of medaphis Common Stock reported herein, resides with the executive officers and directors of NFT Ventures.

Item 3.  Source and Amount of Funds or Other Consideration.

                 NFT Ventures acquired an aggregate of 4,436,205 shares of Medaphis Common Stock (the "Merger Shares") in connection with the merger (the "Merger") of BSGSub, Inc., a wholly owned subsidiary of Medaphis ("BSGSub"), into BSG Corporation ("BSG"), pursuant to the terms of that certain Merger Agreement dated as of March 15, 1996, by and among Medaphis, BSGSub and BSG, a copy of which is attached hereto as Exhibit B (the "Merger Agreement") and incorporated herein by reference. Pursuant to the Merger Agreement, at the effective time of the Merger, the outstanding shares of capital stock of BSG became the right to receive .2300 shares of Medaphis Common Stock in a transaction pursuant to Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Prior to the effective time of the Merger, the NFT Ventures owned approximately 58.84% of the outstanding capital stock of BSG on a fully dilluted basis.

Item 4.  Purpose of Transaction.

                 As described above in Item 3, NFT Ventures acquired the Merger Shares in connection with the Merger for investment purposes. Each Reporting Person will continue to evaluate NFT Ventures' investment in Medaphis on the basis of various factors, including Medaphis' business, financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general and those for Medaphis' securities in particular, such Reporting Person's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, each Reporting Person will take such actions in the future as such Reporting Person may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, a Reporting Person may determine that NFT Ventures should dispose some or all of the Medaphis Common Stock it owns.





                              Page 7 of 103 Pages

                 As described above in Item 3, the Merger Shares were acquired by NFT Ventures in a transaction pursuant to Rule 145 and, therefore, may not be sold, pledged, conveyed or otherwise transferred without registration or qualification under the Securities Act and applicable state securities or blue sky laws or a valid exemption therefrom. In connection with the Merger, Medaphis granted to NFT Ventures certain demand and incidental registration rights pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), a copy of which is filed as Exhibit C and incorporated herein by reference.

                 Except as set forth in this Item 4, no Reporting Person has any plan or proposal with respect to any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                 (a) The following table sets forth information with respect to the Medaphis Common Stock beneficially owned by each Reporting Person as of the close of business on May 6, 1996:


 Name                          Number of Shares                  Approximate Percentage of
 ----                          ----------------                    Outstanding Shares (1)
                                                                   ----------------------
 NFT Ventures                     4,436,205(2)                              6.83%

 Noorda Family Trust              4,436,205(2)                              6.83%

 Raymond J. Noorda                4,436,205(2)                              6.83%

 Lewena Noorda                    4,436,205(2)                              6.83%


- --------------------------
(1) Computed on the basis of 64,953,205 shares of Medaphis Common Stock outstanding as of May 8, 1996.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Exchange Act, by virtue of acquiring the Merger Shares as described above in Item 3. Thus pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Medaphis Common Stock owned by other Reporting Persons. Each Reporting Person other than NFT Ventures disclaims beneficial ownership of such Medaphis Common Stock.

                 (b) NFT Ventures has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Merger Shares. NFT Ventures is wholly owned by the Noorda Family Trust. According to the Declaration of Trust, dated as of October 8, 1980, Mr. and Ms. Noorda are the Trustees of the Noorda Family Trust. Additionally, Mr. and Ms. Noorda serve as the only directors and as the President and Vice President,





                              Page 8 of 103 Pages
respectively, of NFT Ventures and therefore have the power to direct the affairs of NFT Ventures, including decisions regarding voting and the disposition of the proceeds from the sale of Medaphis Common Stock owned by NFT Ventures.

                 (c) No Reporting Person has acquired any shares of Medaphis Common Stock within the past 60 days, other than the Merger Shares acquired on May 6, 1996, as described above in Item 3.

                 (d) No other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, any shares of Medaphis Common Stock which the Reporting Persons may be deemed to beneficially own.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to the any securities of Medaphis, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

                 The Reporting Persons are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A (the "Joint Filing Agreement") and is incorporated herein by reference, with respect to the filing of this and other Statements and any amendments thereto.

                 Pursuant to the Merger Agreement, for a period of five years following the effective date of the Merger, May 6, 1996, Medaphis has agreed to nominate to the Board of Directors of Medaphis a designee of Mr. Noorda and Mr. Steven G. Papermaster, Chairman and Chief Executive Officer of BSG. The description herein of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit B.

                 As described above in Item 4, in connection with the Merger, NFT Ventures entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, NFT Ventures is entitled to certain demand and incidental registration rights with respect to the Merger Shares. In addition, Mr. Noorda and NFT Ventures each entered into an Affiliate Letter with Medaphis, copies of which are attached hereto as Exhibits D and E, respectively (the "Affiliate Letters") and are incorporated herein by reference, pursuant to which Mr. Noorda and NFT Ventures have agreed not to sell, transfer or otherwise dispose of, or in any other way reduce his or its risk with respect to,





                              Page 9 of 103 Pages
the Merger Shares, until such time as financial results covering at least 30 days of combined operations of Medaphis and BSG have been published.

Item 7  Material to be Filed as Exhibits.

        Exhibit          Description of Exhibit
        -------          ----------------------
        Exhibit A        Joint Filing Agreement dated as of May 16, 1996, by and among NFT
                         Ventures, Inc., The Raymond J. Noorda and Lewena Noorda Family
                         Trust, Raymond J. Noorda and Lewena Noorda

        Exhibit B        Merger Agreement dated as of March 15, 1996, by and among
                         Medaphis Corporation, BSGSub, Inc. and BSG Corporation

        Exhibit C        Registration Rights Agreement dated as of May 16, 1996, by and among NFT Ventures, Inc., NP Ventures, Ltd., Mr. Steven G.
                         Papermaster and Medaphis Corporation

        Exhibit D        Affiliate Letter from Raymond J. Noorda to Medaphis Corporation dated May 6, 1996

        Exhibit E        Affiliate Letter from NFT Ventures, Inc. to Medaphis Corporation dated May 6, 1996





                              Page 10 of 103 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1996


                                           NFT VENTURES, INC.



                                           By:    /s/ Raymond J. Noorda
                                               ---------------------------------
                                               Raymond J. Noorda
                                               President


                                           THE RAYMOND J. AND LEWENA
                                             NOORDA FAMILY TRUST



                                           By:  /s/ Raymond J. Noorda
                                               --------------------------------
                                               Raymond J. Noorda
                                               Trustee




                                                /s/ Raymond J. Noorda
                                               --------------------------------
                                                Raymond J. Noorda




                                                /s/ Lewena Noorda
                                               --------------------------------
                                                Lewena Noorda





                              Page 11 of 103 Pages

                                 EXHIBIT INDEX



Exhibit          Description of Exhibit                                                    Located on
- -------          ----------------------                                                   Sequentially
                                                                                         Numbered Page
                                                                                         -------------
Exhibit A        Joint Filing Agreement dated as of May 16, 1996,                           13
                 by and among NFT Ventures, Inc., The Raymond
                 J. Noorda and Lewena Noorda Family Trust,
                 Raymond J. Noorda and Lewena Noorda

Exhibit B        Merger Agreement dated as of March 15, 1996, by                            15
                 and among Medaphis Corporation, BSGSub, Inc.
                 and BSG Corporation

Exhibit C        Registration Rights Agreement dated as of May 6,                           83
                 1996, by and among NFT Ventures, Inc., NP
                 Ventures, Ltd., Mr. Steven G. Papermaster and
                 Medaphis Corporation

Exhibit D        Affiliate Letter from Raymond J. Noorda to                                 99
                 Medaphis Corporation dated May 6, 1996

Exhibit E        Affiliate Letter from NFT Ventures, Inc. to                                101
                 Medaphis Corporation dated May 6, 1996





                              Page 12 of 103 Pages

                                                                       EXHIBIT A

                             Joint Filing Agreement

                 This Joint Filing Agreement, executed as of the 14th day of May, 1996, is by and among NFT Ventures, Inc., a Utah corporation ("NFT"), The Raymond J. and Lewena Noorda Family Trust, a trust formed under the laws of the State of Utah (the "Trust"), Raymond J. Noorda and Lewena Noorda.

                 WHEREAS, NFT owns in excess of 5% of Medaphis Common Stock and is required to file a statement of Beneficial Ownership on Schedule 13D with the Securities and Exchange Commission (the "Commission"); and

                 WHEREAS, the Trust beneficially owns all the issued and outstanding voting securities of NFT, and Raymond J. Noorda and Lewena Noorda are the Trustees of the Trust; and

                 WHEREAS, since the Trust beneficially owns all the outstanding voting securities of NFT, and Raymond J. Noorda and Lewena Noorda serve as trustees of the Trust with full investment and voting power over the securities held by the Trust, the Trust and Raymond J. Noorda and Lewena Noorda may be deemed to be the beneficial owner of the Medaphis Common Stock held by NFT pursuant to Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934 as amended (the "Exchange Act");

                 NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                  NFT, the Trust, Raymond J. Noorda and Lewena Noorda, without admitting beneficial ownership or the existence of a "group", do hereby agree to file jointly with the Commission any schedules and reports (including amendments thereto) made on behalf of NFT or any of its subsidiaries, pursuant to Sections 13(d), 13(f) and 13(g) of the Exchange Act.

                              Page 13 of 103 Pages

                 IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

                                    NFT VENTURES, INC.



                                    By:   /s/ Raymond J. Noorda
                                        ----------------------------------------
                                        Raymond J. Noorda
                                        President


                                    THE RAYMOND J. AND LEWENA NOORDA
                                    FAMILY TRUST



                                    By:   /s/ Raymond J. Noorda
                                        ----------------------------------------
                                        Raymond J. Noorda
                                        Trustee




                                          /s/ Raymond J. Noorda
                                        ----------------------------------------
                                        Raymond J. Noorda




                                          /s/ Lewena Noorda
                                        ----------------------------------------
                                        Lewena Noorda

                              Page 14 of 103 Pages

                                                                       EXHIBIT B




                                MERGER AGREEMENT


                                  by and among


                             MEDAPHIS CORPORATION,


                                  BSGSUB, INC.


                                      and


                                BSG CORPORATION




                              As of March 15, 1996







                             Page 15 of 103 Pages

ARTICLE 1 THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.1. Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.2. Certificate of Incorporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.3. Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.4. Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.5. Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.6. Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Section 1.7. Tax-Free Reorganization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

ARTICLE 2 CONVERSION OF SHARES; TREATMENT OF OPTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Section 2.1. BSG Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Section 2.2. Fractional Shares.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Section 2.3. Dissenting Shares.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Section 2.4. Treatment of BSG Employee Stock Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
         Section 2.5. Exchange of BSG Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
         Section 2.6. Conversion Amount and Adjustment Event  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF BSG.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
         Section 3.1. Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
         Section 3.2. Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
         Section 3.3. Absence of Restrictions and Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
         Section 3.4. Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         Section 3.5. Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Section 3.6. Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Section 3.7. Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Section 3.8. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Section 3.9. Compliance with Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.10. Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.11. BSG Client Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Section 3.12. Tax Returns; Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.13. Officers, Directors and Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.14. Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.15. Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 3.16. Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 3.17. Title to Properties and Related Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 3.18. Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Section 3.19. Patents, Trademarks, Trade Names . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Section 3.20. BSG Licensed Software  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Section 3.21. Proxy Statement and Registration Statement . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Section 3.22. Transactions with Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Section 3.23. Brokers, Finders and Investment Bankers  . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Section 3.24. Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22


                             Page 16 of 103 Pages

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF MEDAPHIS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 4.1. Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 4.2. Authorization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 4.3. Absence of Restrictions and Conflicts . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Section 4.4. Capitalization of Medaphis  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 4.5. Capital Stock of Medaphis Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 4.6. Medaphis Commission Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 4.7. Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 4.8. Absence of Certain Changes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 4.9. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.10. Compliance with Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.11. Proxy Statement and Registration Statement . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.12. Tax Returns; Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Section 4.13. Billing and Collection Practices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Section 4.14. Medaphis Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Section 4.15. Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 4.16. Medaphis Computer Software and Hardware  . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 4.17. Title to Properties and Related Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         Section 4.18. Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 4.10. Brokers, Finders and Investment Bankers  . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 4.20. Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

ARTICLE 5 CERTAIN COVENANTS AND AGREEMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Section 5.1. Conduct of Business by BSG  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Section 5.2. Conduct of Business by Medaphis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         Section 5.3. Inspection and Access to Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Section 5.4. Proxy Statement and Registration Statement  . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Section 5.5. BSG Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 5.6. The Nasdaq National Market Additional Shares Notification.  . . . . . . . . . . . . . . . . . .  39
         Section 5.7. BSG Affiliates. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         Section 5.8. No Solicitation; Acquisition Proposals  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40
         Section 5.9. Reasonable Efforts; Further Assurances; Cooperation . . . . . . . . . . . . . . . . . . . . . .  41
         Section 5.10. Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Section 5.11. Financial Statements and Commission Reports  . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Section 5.12. Supplements to Disclosure Letters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Section 5.13. Pooling of Interests Accounting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Section 5.14. Accountant's Review Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
         Section 5.15. Post-Closing Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         Section 5.16. Board Representation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         Section 5.17. Continuing Indemnity; Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         Section 5.18. Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         Section 5.19. No Other Registration Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Section 5.20. Pending Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Section 5.21. Certain Options, Option Plans and Warrants . . . . . . . . . . . . . . . . . . . . . . . . . .  44


                             Page 17 of 103 Pages

ARTICLE 6 CONDITIONS TO CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         Section 6.1. Conditions to Each Party's Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
         Section 6.2. Conditions to Obligations of Medaphis . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  47
         Section 6.3. Conditions to Obligations of BSG  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

ARTICLE 7 CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  50

ARTICLE 8 TERMINATION.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Section 8.1. Termination and Abandonment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Section 8.2. Specific Performance and Other Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Section 8.3. Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  51
         Section 8.4. Termination Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

ARTICLE 9 MISCELLANEOUS PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         Section 9.1. Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         Section 9.2. Disclosure Letters and Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
         Section 9.3. Assignment; Successors in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
         Section 9.4  Investigations; Representations and Warranties. . . . . . . . . . . . . . . . . . . . . . . . .  54
         Section 9.5. Number; Gender  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Section 9.6. Captions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Section 9.7. Controlling Law; Integration; Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Section 9.8. BSG and Medaphis Knowledge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Section 9.9. Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         Section 9.10. Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
         Section 9.11. Enforcement of Certain Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
         Section 9.12. Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
         Section 9.13. Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56

                             Page 18 of 103 Pages

                                 DEFINED TERMS


Term                                                                                  Section
- ----                                                                                  -------
1995 Balance Sheet                                                                     3.6
Acquisition Proposal                                                                   5.8(a)
Affiliate                                                                              5.7(a)
Agreement                                                                              Page 1
Average Closing Price                                                                  2.2
BSGSub                                                                                 Page 1
BSG                                                                                    Page 1
BSG Benefit Plans                                                                      3.14(a)
BSG Client Contracts                                                                   3.11
BSG Common Stock                                                                       2.1(a)
BSG Disclosure Letter                                                                  Page 8
BSG ERISA Affiliate                                                                    3.14(b)
BSG Executives                                                                         9.8
BSG Financial Statements                                                               3.6
BSG License Agreements                                                                 3.20(b)
BSG Licensed Software                                                                  3.20(a)
BSG Material Adverse Effect                                                            3.1
BSG Material Contracts                                                                 3.10
BSG Preferred Stock                                                                    3.4
BSG Proprietary Software                                                               3.20(a)
BSG Software                                                                           3.20(a)
BSG Stockholder                                                                        2.2
BSG Subsidiaries                                                                       3.5
Certificate                                                                            2.5(a)
Closing                                                                                Page 50
Closing Date                                                                           Page 50
Code                                                                                   1.7
Commission                                                                             2.4(c)
Conversion Ratio                                                                       2.6(a)
Coverage                                                                               5.18
Delaware Certificate of Merger                                                         Page 1
Deloitte & Touche                                                                      4.7
DGCL                                                                                   Page 1
Dissenting Shares                                                                      2.3
EEOC                                                                                   3.15
Effective Time                                                                         1.6
Employee Benefit Plan                                                                  3.14(a)(ii)
Employee Benefit Pension Plan                                                          3.14(o)
Employment Agreements                                                                  6.2(l)
Environmental Notice                                                                   3.18

                             Page 19 of 103 Pages

ERISA                                                                                  3.14(a)(ii)
ERISA Plans                                                                            3.14(a)(ii)
Exchange Act                                                                           3.3
Excess Parachute Payment                                                               3.14(k)
Fringe Benefit Plans                                                                   3.14(a)(iii)
HSR Act                                                                                3.3
Intellectual Property                                                                  3.19
IRS                                                                                    3.14(f)
Leased Employees                                                                       4.14(n)
Licensed Intellectual Property                                                         3.19
Loss Contingency                                                                       3.6
Medaphis                                                                               Page 1
Medaphis Acquired Companies Plan                                                       2.4(a)
Medaphis Balance Sheet                                                                 4.7
Medaphis Benefit Plan                                                                  4.14(a)
Medaphis Common Stock                                                                  2.1(a)
Medaphis Commission Reports                                                            4.6
Medaphis Disclosure Letter                                                             Page 23
Medaphis ERISA Affiliate                                                               4.14(b)
Medaphis Executives                                                                    9.8
Medaphis Financial Statements                                                          4.7
Medaphis Hardware                                                                      4.16(a)
Medaphis Licensed Agreements                                                           4.16(b)
Medaphis Licensed Software                                                             4.16(b)
Medaphis Material Adverse Effect                                                       4.1
Medaphis Merger Shares                                                                 2.6(a)
Medaphis Premises                                                                      4.18
Medaphis Proprietary Software                                                          4.16(a)
Medaphis Software                                                                      4.16(b)
Medaphis Subsidiaries                                                                  4.5
Merger                                                                                 Page 1
NLRB                                                                                   3.15
Noncompetition and Nonsolicition Agreement                                             6.2(h)
Non-Qualified Options                                                                  2.4(a)
Option Assumption Agreement                                                            2.4(b)
Options                                                                                2.4(a)
PBGC                                                                                   3.14(f)
Pending Acquisitions                                                                   5.1(e)
Pension Benefit Plan                                                                   3.14(n)
Premises                                                                               3.18
Price Waterhouse                                                                       3.6
Proprietary Intellectual Property                                                      3.19
Proxy Statement                                                                        3.21
PW Comfort Letter                                                                      5.14
Qualified Beneficiaries                                                                5.18


                             Page 20 of 103 Pages

Qualified Plans                                                                        3.14(g)
Referral Agency                                                                        3.15
Registration Rights Agreement                                                          6.3(h)
Registration Statement                                                                 3.21
Relevant Business                                                                      5.8(b)
Reorganization                                                                         Page 1
Scheduled Leases                                                                       3.17(b)
Securities Act                                                                         3.3
Shrink-wrap                                                                            3.20(b)
Specified Arrangements                                                                 3.14(a)(i)
Specified Employees                                                                    5.1(o)
Specified Stockholders                                                                 5.1(o)
Stockholders Agreement                                                                 Page 1
Survival Period                                                                        9.4
Surviving Corporation                                                                  1.1
Termination Date                                                                       Page 50
Total BSG Shares                                                                       2.6(a)


                             Page 21 of 103 Pages

                                    EXHIBITS

Exhibit                                                                                 Number
- -------                                                                                 ------
Delaware Certificate of Merger  . . . . . . . . . . . . . . . . . . . . . . . . . .      1.1

Parties to Stockholders Agreement . . . . . . . . . . . . . . . . . . . . . . . . .      1.2

Stockholders' Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1.3

Directors of Surviving Corporation  . . . . . . . . . . . . . . . . . . . . . . . .      1.4

Officers of Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . . . .      1.5

Option Notice and Assumption Agreement  . . . . . . . . . . . . . . . . . . . . . .      2.4

Post-Closing Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5.15

Tax Opinion of King & Spalding  . . . . . . . . . . . . . . . . . . . . . . . . . .      6.1(c)

Indemnification Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6.1(g)

Registration Rights Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . .      6.3(h)


                             Page 22 of 103 Pages

                                MERGER AGREEMENT


          THIS MERGER AGREEMENT, dated as of March 15, 1996 (the "Agreement"), by and among MEDAPHIS CORPORATION, a Delaware corporation ("Medaphis"), BSGSUB, INC., a Delaware corporation and a wholly owned subsidiary of Medaphis ("BSGSub"), and BSG CORPORATION, a Delaware corporation ("BSG").

          WHEREAS, the respective Boards of Directors of Medaphis, BSGSub and BSG each have approved this Agreement and the merger (the "Merger"), pursuant to this Agreement and a certificate of merger in the form attached as Exhibit
1.1 proposed to be filed in the State of Delaware (the "Delaware Certificate of Merger"), of BSGSub with and into BSG on the terms and conditions contained herein and in accordance with the Delaware General Corporation Law (the "DGCL");

          WHEREAS, Medaphis, as the sole shareholder of BSGSub, has approved this Agreement, the Merger and the transactions contemplated hereby pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Certificate of Incorporation and the Bylaws of BSGSub;

          WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended;

          WHEREAS, each of the stockholders of BSG listed on Exhibit 1.2 hereto has duly executed and delivered to Medaphis a Stockholders Agreement relating to the shares of capital stock of BSG owned by such stockholder in the form attached as Exhibit 1.3 (the "Stockholders Agreement"); and

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the parties agree as follows:


                             Page 23 of 103 Pages

                                   ARTICLE 1.

                                   THE MERGER


          Section 1.1. Surviving Corporation. Subject to the provisions of this Agreement and the DGCL, at the Effective Time, BSGSub shall be merged with and into BSG, and the separate corporate existence of BSGSub shall cease. BSG shall be the surviving corporation in the Merger (sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the DGCL.

          Section 1.2. Certificate of Incorporation. The Certificate of Incorporation of BSG shall be the Certificate of Incorporation of the Surviving Corporation until thereafter duly amended in accordance with its terms and the DGCL.

          Section 1.3. Bylaws. The Bylaws of BSG shall be the Bylaws of the Surviving Corporation until thereafter duly amended in accordance with their terms and the DGCL.

          Section 1.4. Directors. The directors of the Surviving Corporation shall consist of the individuals listed on Exhibit 1.4 hereto, such directors to hold office from the Effective Time until their respective successors are duly elected and qualified.

          Section 1.5. Officers. The officers of the Surviving Corporation shall consist of the individuals listed on Exhibit 1.5 hereto, such officers to hold office from the Effective Time until their respective successors are duly elected and qualified.

          Section 1.6. Effective Time. If all of the conditions set forth in
Article 6 have been fulfilled or waived in accordance with the terms hereof and this Agreement has not been terminated in accordance with Article 8, the parties shall cause the Delaware Certificate of Merger to be properly executed and filed on the Closing Date (as defined below) with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time of filing of a properly executed Delaware Certificate of Merger. The date and time when the Merger becomes effective is referred to as the effective time (the "Effective Time").

          Section 1.7. Tax-Free Reorganization. The Merger is intended to be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under
Section 368 of the Code.

                             Page 24 of 103 Pages

                                   ARTICLE 2.

                   CONVERSION OF SHARES; TREATMENT OF OPTIONS


          Section 2.1. BSG Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder:

                    (a) Subject to Section 2.2, each share of common stock, par value $0.001 per share, of BSG ("BSG Common Stock") issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares and treasury shares) shall be converted, without any further action, into the right to receive such number of shares of voting common stock, par value $.01 per share, of Medaphis ("Medaphis Common Stock") as is equal to the Conversion Ratio.

                    (b) Each share of BSG Common Stock issued immediately prior to the Effective Time that is then held in BSG's treasury shall be canceled and retired and all rights in respect thereof shall cease to exist, without any conversion thereof or payment of any consideration therefor.

                    (c) Each share of common stock, par value $.01 per share, of BSGSub that is issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

          Section 2.2. Fractional Shares. No scrip or fractional shares of Medaphis Common Stock shall be issued in the Merger. All fractional shares of Medaphis Common Stock to which a holder of BSG Common Stock (each a "BSG Stockholder") immediately prior to the Effective Time would otherwise be entitled at the Effective Time shall be aggregated. If a fractional share results from such aggregation, a BSG Stockholder shall be entitled, after the later of (a) the Effective Time or (b) the surrender of such BSG Stockholder's Certificate(s) that represent such shares of BSG Common Stock, to receive from Medaphis an amount in cash in lieu of such fractional share, based on the Average Closing Price. For purposes of this Agreement, the "Average Closing Price" shall be the arithmetic average of the closing price per share of Medaphis Common Stock, as reported on the Nasdaq National Market, for each of the ten consecutive trading days ending on the trading day immediately prior to the Closing Date.

          Section 2.3. Dissenting Shares. To the extent that appraisal rights are available under Section 262 of the DGCL, shares of BSG Common Stock that are issued and outstanding immediately prior to the Effective Time and that have not been voted for adoption of the Merger and with respect to which appraisal rights have been properly demanded in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the consideration provided for in Sections 2.1 and 2.2 at or after the Effective Time unless and until the holder of such shares becomes ineligible for such appraisal. If a holder of Dissenting Shares becomes ineligible for

                             Page 25 of 103 Pages
appraisal, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the consideration provided for in Sections 2.1 and 2.2. If any BSG Stockholder asserts the right to be paid for the fair value of such BSG Common Stock as described above, BSG shall give Medaphis notice thereof and Medaphis shall have the right to participate in all negotiations and proceedings with respect to any such demands. BSG shall not, except with the prior written consent of Medaphis, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Payment for Dissenting Shares shall be made as required by the DGCL.

          Section 2.4. Treatment of BSG Options and Warrants.

                    (a) At the Effective Time, Medaphis shall assume all of BSG's rights and obligations with respect to stock options and warrants held by employees, consultants, officers and directors of BSG as set forth in the BSG Disclosure Letter, which are outstanding on the date of this Agreement and unexercised at the Effective Time (together, the "Options"), whether or not the Options are then exercisable. Immediately following such assumption, Medaphis shall substitute for such Options non-qualified options (the "Non-Qualified Options") with exercise and vesting terms and conditions matching those contained in the Options at the Effective Time; and the Non-Qualified Options shall be granted under the Medaphis Non-Qualified Stock Option Plan for Employees of Acquired Companies (the "Medaphis Acquired Companies Plan") and the Non-Qualified Options shall contain such other revisions to such terms and conditions as Medaphis and BSG shall mutually agree upon. Each Non-Qualified Option shall thereafter evidence the right to purchase the number of shares of Medaphis Common Stock equal to the product (rounded up or down as appropriate to a whole share) of (i) the number of shares of BSG Common Stock covered by such Option immediately prior to the Effective Time, multiplied by (ii) the Conversion Ratio. The exercise price of such Non-Qualified Options for each share of Medaphis Common Stock subject thereto shall be equal to the quotient (rounded up or down as appropriate to a whole cent) obtained by dividing (i) the per-share exercise price for shares of BSG Common Stock subject to such Option immediately prior to the Effective Time, by (ii) the Conversion Ratio.

                    (b) At least ten days prior to the Effective Time, Medaphis shall deliver to each holder of an Option an Option Notice and Assumption Agreement in the form attached as Exhibit 2.4 (the "Option Assumption Agreement") setting forth Medaphis's assumption of the Option and substitution of the Non-Qualified Option in accordance with the terms of this Section 2.4. BSG shall not grant any options under any plan or otherwise after the date of this Agreement. Medaphis shall not be entitled to or required to substitute a Non-Qualified Option for an Option in accordance with Section 2.4 (a) until it has received from the holder of an Option a properly executed and completed Option Assumption Agreement with respect to the Option.

                             Page 26 of 103 Pages

                    (c) Medaphis agrees to cause the shares of Medaphis Common Stock issuable upon exercise of the Non-Qualified Options and any other options of BSG that are assumed by Medaphis or are issued by Medaphis in replacement of BSG options to be registered with the Securities and Exchange Commission (the "Commission") on a Form S-8 Registration Statement as promptly following the Effective Time as is reasonably practicable. Medaphis further agrees to cause the shares of Medaphis Common Stock issuable upon exercise of the Non- Qualified Options to be registered or exempt from the registration requirements of all applicable state securities laws, rules and regulations.

                    (d) Approval by the stockholders of BSG of this Agreement shall constitute authorization and approval of any and all of the actions described in this Section 2.4.

          Section 2.5. Exchange of BSG Common Stock.

                    (a) On or prior to the Closing Date, Medaphis shall make available to each record holder who, as of the Effective Time, was a holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of BSG Common Stock (the "Certificate" or "Certificates"), a form of letter of transmittal and instructions for use in effecting the surrender of the Certificates for payment therefor and conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Medaphis and the form of letter of transmittal shall so reflect. Upon surrender to Medaphis of a Certificate, together with a properly completed and executed letter of transmittal, the holder of such Certificate is entitled to receive in exchange therefor (i) one or more certificates as requested by the holder (properly issued, executed and countersigned, as appropriate) representing that number of whole fully paid and nonassessable shares of Medaphis Common Stock to which such BSG Stockholder shall have become entitled pursuant to the provisions of Section 2.1 and (ii) as to any fractional share of Medaphis Common Stock, a check representing the cash consideration to which such holder shall have become entitled pursuant to Section 2.2. The Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. From the Effective Time until surrender in accordance with the provisions of this Section 2.4, each Certificate shall represent for all purposes only the right to receive the consideration provided in Sections 2.1 and 2.2. All payments of respective shares of Medaphis Common Stock that are made upon surrender of Certificates in accordance with the terms hereof shall be deemed to have been made in full satisfaction of rights pertaining to the shares of BSG Common Stock evidenced by such Certificates.

                    (b) In the case of any lost, mislaid, stolen or destroyed Certificate, the holder thereof may be required, as a condition precedent to delivery to such holder of the consideration described in Sections 2.1 and 2.2, to deliver to Medaphis a reasonably satisfactory indemnity agreement as Medaphis may direct as indemnity against any claim that

                             Page 27 of 103 Pages
          may be made against Medaphis or the Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.

                    (c) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of BSG Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Sections 2.1 and 2.2.

                    (d) Any shares of Medaphis Common Stock or cash due former BSG Stockholders pursuant to Sections 2.1 and 2.2 that remains unclaimed by such former BSG Stockholder for six months after the Effective Time shall be held by Medaphis and any former holder of BSG Common Stock who has not heretofore complied with Section 2.5(a) shall thereafter look only to Medaphis for issuance of the number of shares of Medaphis Common Stock and other consideration to which such holder has become entitled pursuant to the provisions of Sections 2.1 and 2.2; except that neither Medaphis nor any party hereto shall be liable to a former BSG Stockholder for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          Section 2.6. Conversion Amount and Adjustment Event.

                    (a) The "Conversion Ratio" shall be equal to such fraction as is obtained by dividing the Medaphis Merger Shares by the Total BSG Shares; and such fraction shall be used for the purposes of this Agreement by calculating the quotient (expressed to four decimal places) of such fraction. The "Medaphis Merger Shares" shall be equal to the sum of (i) Ten Million plus (ii) such number of whole shares of Medaphis Common Stock as is obtained by dividing the aggregate exercise price of the Options by the closing price per share of Medaphis Common Stock, as reported on the Nasdaq National Market on the trading date immediately preceding the date of this Agreement. The "Total BSG Shares" shall be equal to the sum of (i) 16,984,652 (the number of shares of BSG Common Stock outstanding on the date of this Agreement), (ii) 15,794,400 (the number of shares of BSG Common Stock to be issued upon conversion prior to the Effective Time of the BSG Preferred Stock outstanding on the date of this Agreement), (iii) 1,600,000 and (iv) a number equal to the number of whole shares of BSG Common Stock issuable upon exercise of all options and warrants to purchase shares of BSG Common Stock that are outstanding on the date of this Agreement.

                    (b) If after the date hereof and prior to the Effective Time, Medaphis shall have declared a stock split (including a reverse split) of Medaphis Common Stock or a dividend payable in Medaphis Common Stock, or any other distribution of Medaphis Common Stock to holders of Medaphis Common Stock with respect to their Medaphis Common Stock (including such a distribution or dividend made in connection with a recapitalization, reclassification, merger, consolidation, reorganization or similar transaction), then the

                             Page 28 of 103 Pages

          Conversion Ratio shall be appropriately adjusted to reflect such stock split or dividend or other distribution of securities.

                             Page 29 of 103 Pages

                                   ARTICLE 3.

                     REPRESENTATIONS AND WARRANTIES OF BSG


          With such exceptions as are set forth in a letter (the "BSG Disclosure Letter") delivered by BSG to Medaphis prior to the execution hereof, BSG represents and warrants to Medaphis as follows:

          Section 3.1. Organization. Each of BSG and the BSG Subsidiaries (as defined below) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. BSG and each of the BSG Subsidiaries is duly qualified to transact business, and is in good standing, as a foreign corporation or limited liability company in each jurisdiction where the character of its activities requires such qualification, except where the failure to so qualify would not have a material adverse effect on the assets, liabilities, results of operations, financial condition, business or prospects of BSG and the BSG Subsidiaries taken as a whole (a "BSG Material Adverse Effect"). BSG has made available to Medaphis accurate and complete copies of the Certificate or Articles of Incorporation and Bylaws or other governing documents, as currently in effect, of BSG and each of the BSG Subsidiaries, and has made available to Medaphis the minute books and stock records of each thereof. The BSG Disclosure Letter contains a true and correct list of the jurisdictions in which BSG or any of the BSG Subsidiaries is qualified to do business as a foreign corporation or limited liability company.

          Section 3.2. Authorization. BSG has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. As of the Closing, the execution and delivery of this Agreement by BSG and the performance by BSG of its obligations hereunder and the consummation of the Merger and the other transactions provided for herein will have been duly and validly authorized by all necessary corporate action on the part of BSG. The Board of Directors of BSG has approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by BSG and constitutes the legal, valid and binding agreement of BSG, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

          Section 3.3. Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit

                             Page 30 of 103 Pages
under, or permit the acceleration of any obligation under, (i) any term or provision of the Articles or Certificate of Incorporation or Bylaws of BSG or any of the BSG Subsidiaries, (ii) any BSG Material Contract, (iii) any judgment, decree or order of any court or governmental authority or agency to which BSG or any of the BSG Subsidiaries is a party or by which BSG or any of the BSG Subsidiaries or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to BSG or any of the BSG Subsidiaries, so as to have in the case of subsections (ii) through (iv) above, a BSG Material Adverse Effect. Except for compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable state securities laws and the filing and recordation of the Certificate of Merger as required by the DGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental agency or public or regulatory unit, agency, body or authority with respect to BSG or any of the BSG Subsidiaries is required in connection with the execution, delivery or performance of this Agreement by BSG or the consummation of the transactions contemplated by this Agreement by BSG, the failure to obtain which would have a BSG Material Adverse Effect.

          Section 3.4. Capitalization. The authorized capital stock of BSG consists of 50,000,000 shares of common stock, par value $.001 per share ("BSG Common Stock"), and 25,000,000 shares of preferred stock, $.001 par value per share ("BSG Preferred Stock"), with 7,008,800 shares designated as Series A Preferred Stock and 13,294,200 shares designated as Series B Preferred Stock. At March 15, 1996, there were 16,984,652 shares of BSG Common Stock issued and outstanding. At March 15, 1996, there were 2,500,200 shares of Series A Preferred Stock and 13,294,200 shares of Series B Preferred Stock issued and outstanding. Each share of BSG Common Stock and BSG Preferred Stock outstanding at March 15, 1996 is duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and are owned by the BSG stockholders as set forth in the BSG Disclosure Letter and no such shares have been issued in violation of any federal or state securities law. On or prior to the Effective Time, all of the issued and outstanding shares of BSG Preferred Stock will have been duly and validly converted into the number of shares of BSG Common Stock specified in their respective Certificates of Designation. Except as set forth in the BSG Disclosure Letter, there are no shares of capital stock of BSG outstanding, and there are no subscriptions, options, convertible securities, calls, puts, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating BSG to purchase, redeem, issue, transfer, deliver or sell, or cause to be purchased, redeemed, issued, transferred, delivered or sold, additional shares of the capital stock or other securities of BSG or obligating BSG to grant, extend or enter into any such agreement or commitment. No prior offer, issue, redemption, call, purchase, sale, transfer, negotiation or other transaction of any nature with respect to the capital stock or equity interests of BSG, or any corporation or organization which has been merged into BSG, has given or may give rise to any valid claim or action by any person which is enforceable against BSG, the Surviving Corporation or any of their respective affiliates and, to the best knowledge of the BSG Executives (as hereinafter defined), no fact or circumstance exists which could give rise to any such right, claim or action on behalf of any person.

                             Page 31 of 103 Pages

          Section 3.5. Subsidiaries. The BSG Disclosure Letter sets forth a true and complete list of all (i) corporations or other entities of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are, directly or indirectly, owned by BSG, and (ii) partnerships in which BSG or a BSG Subsidiary (as defined) is (A) a general or limited partner and (B) entitled to receive more than 50% of the assets of any such partnership on such partnership's dissolution (collectively, the "BSG Subsidiaries"), the jurisdiction in which each BSG Subsidiary is incorporated or organized and all shares of capital stock or of the ownership interests authorized, issued and outstanding of each BSG Subsidiary. The outstanding shares of capital stock or other equity interest of each BSG Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interest of each BSG Subsidiary owned by BSG or any BSG Subsidiary are set forth in the BSG Disclosure Letter and are owned by BSG, directly or indirectly, free and clear of all liens, encumbrances, equities or claims. The BSG Disclosure Letter also sets forth a true and complete list of all corporations, partnerships and other entities in which BSG or a BSG Subsidiary owns an equity interest having a value in excess of $10,000, other than the BSG Subsidiaries or any mutual funds or publicly traded companies. All shares of capital stock or other equity interest of each such entity are set forth in the BSG Disclosure Letter and are owned by BSG or a BSG Subsidiary, as applicable, free and clear of all liens, encumbrances, equities or claims.

          Section 3.6. Financial Statements. BSG has made available to Medaphis the audited balance sheets of BSG and its consolidated subsidiaries as of December 31, 1993, December 1994 and December 1995 (the December 31, 1995 balance sheet shall be referred to as the "1995 Balance Sheet"), and the related audited statements of income, changes in stockholders' equity and cash flows for the respective fiscal year(s) then ended, including the notes thereto, examined by and accompanied by the report of Price Waterhouse, LLP, independent public accountants ("Price Waterhouse"). All of the foregoing financial statements are collectively referred to as the "BSG Financial Statements." The BSG Financial Statements have been prepared from, and are in accordance with, the books and records of BSG and its consolidated subsidiaries and, as applicable, present fairly the financial position, results of operations, changes in stockholders' equity and cash flows of BSG and its consolidated subsidiaries as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles, consistently applied. The BSG Disclosure Letter sets forth a true and complete list of all loss contingencies (within the meaning of Statement of Financial Accounting Standards No. 5) (a "Loss Contingency") of BSG existing as of December 31, 1995 exceeding $50,000 in the case of any single loss contingency or $250,000 in the case of all loss contingencies.

          Section 3.7. Absence of Certain Changes.

                    (a) Since December 31, 1995, there has not been (i) any change in the assets, liabilities, results of operations, financial condition, business or prospects of BSG and the BSG Subsidiaries, taken as a whole, that has had a BSG Material Adverse Effect, (ii) any damage, destruction, loss or casualty to property or assets of BSG or any of the BSG Subsidiaries, whether or not covered by insurance, which property or assets are material to

                             Page 32 of 103 Pages
          the operations or business of BSG and the BSG Subsidiaries, taken as a whole, that has had a BSG Material Adverse Effect, (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the capital stock of BSG, any redemption or other acquisition by BSG of any of the capital stock of BSG or any of the BSG Subsidiaries or any split, combination or reclassification of shares of capital stock declared or made by BSG or (iv) any agreement to do any of the foregoing.

                    (b) Since December 31, 1995, there have not been (i) any extraordinary losses suffered which, in the aggregate, have resulted in a BSG Material Adverse Effect, (ii) except as would not have a BSG Material Adverse Effect, any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any material liability or obligation (absolute, accrued or contingent) incurred or any material bad debt, contingency or other reserve increase suffered, except, in each such case, in the ordinary course of business and consistent with past practice, (iv) any claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of claims, liabilities and obligations reflected or reserved against in the BSG Financial Statements or incurred in the ordinary course of business and consistent with past practice, (v) any material guaranteed checks, notes or accounts receivable written off as uncollectible, except write-offs in the ordinary course of business and consistent with past practice, (vi) any write down (under Statement of Financial Accounting Standards No. 121 or otherwise) of the value of any material asset or investment on BSG's books or records, except for depreciation and amortization taken in the ordinary course of business and consistent with past practice,
          (vii) any cancellation of any material debts or waiver of any material claims or rights of substantial value, or sale, transfer or other disposition of any material properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business and consistent with past practice, which, in the aggregate, have resulted in a BSG Material Adverse Effect, (viii) any single capital expenditure or commitment in excess of $50,000 for additions to property or equipment, or aggregate capital expenditures and commitments in excess of $100,000 (on a consolidated basis) for additions to property or equipment, (ix) any Loss Contingency or Loss Contingencies of BSG which, in the aggregate, have resulted in a BSG Material Adverse Effect, (x) any material transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing, or (xii) any other events, developments or conditions (including any suit, action, claim, proceeding or investigation) of any character that have had or are reasonably likely to have a BSG Material Adverse Effect.

          Section 3.8. Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending, or, to the best knowledge of the BSG Executives, threatened against, relating to or involving BSG or any of the BSG Subsidiaries (or any of its officers or directors) before any court, arbitrator or administrative or governmental body, which, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a BSG Material Adverse Effect. As of

                             Page 33 of 103 Pages

March 15, 1996, all pending suits, actions, claims, proceedings or investigations relating to or involving BSG or any of the BSG Subsidiaries (or any of its officers or directors) before any court, arbitrator or administrative or governmental body are adequately provided for in the 1995 Balance Sheet if and to the extent such a provision is required by generally accepted accounting principles. Neither BSG nor any of the BSG Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, and, to the best knowledge of the BSG Executives, neither BSG nor any of the BSG Subsidiaries is subject to any governmental restriction applicable to BSG or any of the BSG Subsidiaries, which is reasonably likely (i) to have a BSG Material Adverse Effect or (ii) to cause a material limitation on Medaphis's ability to operate the business of BSG and the BSG Subsidiaries after the Closing.

          Section 3.9. Compliance with Law. Each of BSG and the BSG Subsidiaries has all material authorizations, approvals, licenses and orders of and from all governmental and regulatory officers and bodies necessary to carry on its business as it is currently being conducted, to own or hold under lease the properties and assets it owns or holds under lease and to perform all of its obligations under the agreements to which it is a party, and each of BSG and the BSG Subsidiaries has been and is in compliance with all applicable laws, regulations and administrative orders of any country, state or municipality or of any subdivision of any thereof to which its business and its employment of labor or its use or occupancy of properties or any part thereof are subject, the failure to obtain or the violation of which would have a BSG Material Adverse Effect.

          Section 3.10. Material Contracts. The BSG Disclosure Letter contains a correct and complete list of the following (the "BSG Material Contracts"):

                    (a) all bonds, debentures, notes, mortgages, indentures or guarantees securing indebtedness in excess of $50,000 individually to which BSG or any of the BSG Subsidiaries is a party or by which any of their properties or assets (real, personal or mixed, tangible or intangible) are bound;

                    (b) all outstanding loans and credit commitments to BSG or any of the BSG Subsidiaries covering indebtedness in excess of $50,000 individually;

                    (c) all contracts or agreements which limit or restrict in a substantial manner (i) BSG or the BSG Subsidiaries or any of the BSG Executives from engaging in any business in any jurisdiction or (ii) others from competing with BSG or the BSG Subsidiaries in any jurisdiction, except for contracts between BSG or a BSG Subsidiary and a current or former employee of BSG or a BSG Subsidiary;

                    (d) all contracts or agreements requiring BSG to register its capital stock or securities under federal or state securities law;

                    (e) all agreements or documentation evidencing currently outstanding loans or advances in excess of $50,000 individually made by BSG or any of the BSG Subsidiaries

                             Page 34 of 103 Pages
          to or on behalf of its clients, other than accounts receivables incurred in the ordinary course of business; and

                    (f) all existing contracts and commitments (other than (i) those of the type described in subparagraphs (a), (b), (c),
          (d) or (e) of this Section 3.9, (ii) agreements, contracts or commitments pursuant to which BSG or any of the BSG Subsidiaries provides goods or services to its clients, (iii) the BSG Benefit Plans and (iv) any leases with respect to real or personal property) to which BSG or any of the BSG Subsidiaries is a party or by which their properties or assets may be bound involving an annual commitment or annual payment by any party thereto of more than $50,000 individually.

          True and complete copies of all BSG Material Contracts, including all amendments thereto, have been made available to Medaphis. The BSG Material Contracts are valid and enforceable in accordance with their respective terms with respect to BSG and, to the knowledge of the BSG Executives, valid and enforceable in accordance with their respective terms with respect to any other party thereto, in each case to the extent material to the business and operations of BSG and the BSG Subsidiaries taken as a whole and subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. Except for events or occurrences, the consequences of which, individually or in the aggregate, would not have a BSG Material Adverse Effect, there is not under any of the BSG Material Contracts any existing breach, default or event of default by BSG or any of the BSG Subsidiaries or event that with notice or lapse of time or both would constitute a breach, default or event of default by BSG or any of the BSG Subsidiaries, nor do the BSG Executives know of, and neither BSG nor any of the BSG Subsidiaries has received notice of, or made a claim with respect to, any breach or default by any other party thereto.

          Section 3.11. BSG Client Contracts. The BSG Disclosure Letter sets forth a true and complete list of all agreements, contracts or commitments pursuant to which BSG or any of the BSG Subsidiaries provides goods or services to its clients which (i) produced annual payments in the year ending December 31, 1995 of at least $400,000 to BSG or a BSG Subsidiary or (ii) which BSG reasonably expects to produce annual payments in excess of $1,000,000 in 1996 (the "BSG Client Contracts"). Except for provisions in the BSG Client Contracts granting unilateral termination rights to BSG clients upon notice to BSG, the execution, delivery and performance of this Agreement by BSG and the consummation of the transactions contemplated hereby will not, with the passing of time or the giving of notice or both, violate or constitute a default or give rise to a termination right under any BSG Client Contract. True and complete copies of all written BSG Client Contracts, including all amendments thereto, have been made available to Medaphis. The BSG Client Contracts are valid and enforceable in accordance with their respective terms with respect to BSG or the BSG Subsidiaries, as applicable, and, to the knowledge of the BSG Executives, are valid and enforceable in accordance with their respective terms with respect to any other party thereto, in each case except as would not have a BSG Material Adverse Effect. Except for events or occurrences, the consequences of which, individually or in the aggregate, would not have a BSG Material Adverse Effect, there is not under BSG Client Contracts any existing breach, default or event of default by

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BSG or any of the BSG Subsidiaries, or event that with notice or lapse of time or both would constitute a breach, default or event of default by BSG or any of the BSG Subsidiaries, nor do the BSG Executives know of, and neither BSG nor any of the BSG Subsidiaries has received notice of, or made a claim with respect to, any breach or default by any other party.

          Section 3.12. Tax Returns; Taxes. Each of BSG and the BSG Subsidiaries has duly filed all federal, state, local and foreign tax returns required to be filed by it and has duly paid or made adequate provision for the payment of all taxes which are due and payable pursuant to such returns or pursuant to any assessment with respect to taxes in such jurisdictions, whether or not in connection with such returns. The liability for taxes reflected in the 1995 Balance Sheet is sufficient for the payment of all unpaid taxes, whether or not disputed, that are accrued or applicable for the period ended December 31, 1995 and for all years and periods ended prior thereto. All deficiencies asserted as a result of any examinations by the Internal Revenue Service or any other taxing authority have been paid, fully settled or adequately provided for in the 1995 Balance Sheet. There are no pending claims asserted for taxes of BSG or any BSG Subsidiary or outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of BSG or any BSG Subsidiary for any period. BSG and each of the BSG Subsidiaries have made all estimated income tax deposits and all other required tax payments or deposits and has complied for all prior periods in all material respects with the tax withholding provisions of all applicable federal, state, local and other laws. BSG and each of the BSG Subsidiaries have made available to Medaphis true, complete and correct copies of their federal income tax returns for the last three taxable years and made available such other tax returns requested by Medaphis.

          Section 3.13. Officers, Directors and Employees. The BSG Disclosure Letter contains a true and complete list of all of the officers and directors of BSG and each BSG Subsidiary, specifying their office and annual rate of compensation, and a true and complete list of all of the employees of BSG and each BSG Subsidiary as of the date hereof with whom BSG or a BSG Subsidiary, as applicable, has a written employment agreement or, to the best knowledge of the BSG Executives, to whom BSG or a BSG Subsidiary, as applicable, has made verbal commitments involving material terms which are binding on it and that involve annual compensation to such employees individually of at least $50,000 (including any estimated bonuses payable thereto). The employment agreements listed in the BSG Disclosure Letter (except for the employment agreements marked on the BSG Disclosure Letter as "NOT 3.13") are terminable by BSG or the applicable BSG Subsidiary without financial penalty or continuing obligation on the part of BSG or the applicable BSG Subsidiary except as would not result in a BSG Material Adverse Effect.

          Section 3.14. Employee Benefit Plans.

                    (a) Definition of Benefit Plans. For purposes of this Section 3.14, the term "BSG Benefit Plan" means any plan, program, arrangement, fund, policy, practice or contract which, through which or under which BSG or any BSG ERISA Affiliate provides benefits or compensation to or on behalf of employees or former employees of BSG or any

                             Page 36 of 103 Pages

          BSG ERISA Affiliate, whether formal or informal, whether or not written, including but not limited to the following:

                             (i)   Arrangements - any bonus, incentive
                 compensation, stock option, deferred compensation, commission, severance pay, golden parachute or other compensation plan or rabbi trust ("Specified Arrangements");

                             (ii) ERISA Plans - any "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), including, but not limited to, any multiemployer plan (as defined in Section 3(37) and Section 4001(a) (3) of ERISA), defined benefit plan, profit sharing plan, money purchase pension plan, 401(k) plan, savings or thrift plan, or any plan, fund, program, arrangement or practice providing for medical (including post-retirement Medical), hospitalization, accident, sickness, disability, or life insurance benefits ("ERISA Plans"); and

                             (iii) Other Employee Fringe Benefits - any stock
                 purchase, vacation, scholarship, sick days, day care, prepaid legal services, dependent care or other fringe benefits plans, programs, arrangements, contracts or practices ("Fringe Benefit Plans").

                 (b) BSG ERISA Affiliate. For purposes of this Section 3.14, the term "BSG ERISA Affiliate" means each trade or business (whether or not incorporated) which together with BSG is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

                 (c) Identification of Benefits Plans. Except for BSG Benefit Plans which have been terminated and with respect to which neither BSG nor any BSG ERISA Affiliate has any financial, administrative or other liability, obligation or responsibility, BSG does not maintain, nor has it at any time established or maintained, nor has it at any time been obligated to make, or otherwise made, contributions to or under or otherwise participated in any BSG Benefit Plan.

                 (d) Compliance. Each BSG Benefit Plan maintained by BSG or a BSG ERISA Affiliate has been maintained, by its terms and in operation, in all material respects in accordance with all applicable laws, including (to the extent applicable) Code Section 4980B. Further, there has been no failure to comply with applicable ERISA or other requirements concerning the filing of reports, documents and notices with the Secretary of Labor and the Secretary of Treasury or the furnishing of such documents to participants or beneficiaries that could subject any BSG Benefit Plan, BSG or any BSG ERISA Affiliate to any material civil or criminal sanction.

                 (e) MEPPA Liability/Post-Retirement Medical Benefits. Neither BSG nor any BSG ERISA Affiliate maintains, or has at anytime established or maintained, or has at any

                             Page 37 of 103 Pages
         time been obligated to make, or made, contributions to or under any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA). BSG does not maintain, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan which provides post-retirement Medical or health benefits with respect to employees of BSG. There is no lien upon any property of BSG or any BSG ERISA Affiliate outstanding pursuant to Section 412(n) of the Code in favor of any BSG Benefit Plan. No assets of BSG or any BSG ERISA Affiliate have been provided as security for any BSG Benefit Plan pursuant to Section 401(a) (29) of the Code.

                 (f) Documentation. BSG has made available to Medaphis a true and complete copy of the following documents, if applicable, with respect to each BSG Benefit Plan identified in BSG Disclosure Letter:
         (1) all documents, including any insurance contracts and trust agreements, setting forth the terms of BSG Benefit Plan, or if there are no such documents evidencing BSG Benefit Plan, a full description of BSG Benefit Plan, (2) the ERISA summary plan description and any other summary of plan provisions provided to participants or beneficiaries for each such BSG Benefit Plan, (3) the annual reports filed for the most recent three plan years and most recent financial statements or periodic accounting or related plan assets with respect to each BSG Benefit Plan, (4) the most recent favorable determination, notification letter, opinion or ruling from the Internal Revenue Service ("IRS") for each BSG Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income tax, and any outstanding request for a determination letter and
         (5) each opinion or ruling from the Department of Labor or the Pension Benefit Guaranty Corporation ("PBGC") with respect to any such BSG Benefit Plan.

                 (g) Qualified Status. Each BSG Benefit Plan that is funded through a trust or insurance contract has satisfied in all material respects, by its terms and in its operation, all applicable requirements for an exemption from federal income taxation under
         Section 501(a) of the Code. Except for the plans identified as qualified plans in the BSG Disclosure Letter (the "Qualified Plans") neither BSG nor any BSG ERISA Affiliate maintains or previously maintained a BSG Benefit Plan which meets or was intended to meet the requirements of Section 401(a) of the Code. Except as would not have a BSG Material Adverse Effect, any determination, opinion or notification letter issued by the IRS to the effect that the Qualified Plans qualify under Section 401(a) of the Code and that the related trust is exempt from taxation under Section 501(a) of the Code remains in effect and has not been revoked. Each of the Qualified Plans currently complies in form in all material respects with the requirements under Section 401(a) of the Code, other than changes required by statutes, regulations and rulings for which amendments are not yet required. Each of the Qualified Plans has been administered according to its terms (except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case the Qualified Plans have been administered in accordance with the provisions of those statutes, regulations and rulings) and in accordance with the requirements of Section 401(a) of the Code. The Qualified Plans have been tested for compliance with, and

                             Page 38 of 103 Pages
         in all material respects have satisfied the requirements of, Section 401(k)(3) and 401(m)(2) of the Code, if applicable, for each plan year within the time periods permitted by law.

                 (h) Legal Actions. Except as would not have a BSG Material Adverse Effect, there are no actions, audits, suits or claims known to BSG which are pending or, to the knowledge of the BSG Executives, threatened against any BSG Benefit Plan, any fiduciary of any of the BSG Benefit Plans with respect to the BSG Benefit Plans or against the assets of any of the BSG Benefit Plans, except claims for benefits made in the ordinary course of the operation of such plans.

                 (i) Funding. BSG and each BSG ERISA Affiliate has made in all material respects full and timely payment of all amounts required to be contributed under the terms of each BSG Benefit Plan and applicable law or required to be paid as expenses under such BSG Benefit Plan and no excise taxes are assessable as a result of any nondeductible or other contributions made or not made to a BSG Benefit Plan. The assets of all BSG Benefit Plans which are required under applicable laws to be held in trust are in fact held in trust, and the assets of each such BSG Benefit Plan equal or exceed the liabilities of each such plan. The liabilities of each other plan are in all material respects properly and accurately reported on the financial statements and records of BSG. The assets of each BSG Benefit Plan are reported at their fair market value on the books and records of each plan.

                 (j) Liabilities. Neither BSG nor any BSG ERISA Affiliate is subject to any material liability, tax or penalty whatsoever to any person whomsoever as a result of BSG's or any BSG ERISA Affiliate's engaging in a prohibited transaction under ERISA or the Code, and BSG has no knowledge of any circumstances which reasonably might result in any such material liability, tax or penalty as a result or a breach of fiduciary duty under ERISA.

                 (k) Excess Parachute Payments. No payment required to be made to any employee associated with BSG as a result of the transactions contemplated hereby under any contract or otherwise will, if made, constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

                 (l) COBRA. BSG and each BSG ERISA Affiliate have complied in all material respects with the continuation coverage requirements of Section 1001 of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and ERISA Sections 601 through 608.

                 (m) No Acceleration of Liability Under Benefit Plans. The consummation of the transactions contemplated hereby will not accelerate or increase any liability under any BSG Benefit Plan because of an acceleration or increase of any of the rights or benefits to which employees of BSG or any BSG ERISA Affiliate may be entitled thereunder.

                             Page 39 of 103 Pages

                 (n) Leased Employees. To the knowledge of the BSG Executives, BSG has made no representations or warranties (whether written or oral, express or implied) contractually or otherwise to any client or customer of BSG that BSG employees rendering services to such client or customer are not "leased employees" (within the meaning of Section 414(n) of the Code) or that such employees would not be required to participate under any pension benefit plan (within the meaning of Section 3(2) of ERISA) (a "Pension Benefit Plan") of such client or customer of BSG relating either to (a) providing benefits to employees of BSG under a Pension Benefit Plan of BSG or (b) making contributions to or reimbursing such client or customer for any contributions made to a Pension Benefit Plan of such client or customer on behalf of employees of BSG.

                 (o) Defined Benefit Plans/Money Purchase Plans. Neither BSG nor any BSG ERISA Affiliate maintains or contributes or has maintained or contributed to an "employee benefit pension plan" within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Code.

         Section 3.15. Labor Relations. Each of BSG and the BSG Subsidiaries is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. Except as would not result in a BSG Material Adverse Effect, individually or in the aggregate, there is no (i) unlawful employment practice discrimination charge involving BSG or any BSG Subsidiary pending before the Equal Employment Opportunity Commission ("EEOC"), EEOC recognized state "referral agency" or any other governmental agency; (ii) unfair labor practice charge or complaint against BSG or any BSG Subsidiary pending before the National Labor Relations Board ("NLRB"); (iii) labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the BSG Executives, threatened against or involving or affecting BSG or any BSG Subsidiary and no NLRB representation question exists respecting any of its employees; (iv) grievance or arbitration proceeding pending against BSG or any BSG Subsidiary and no written claim therefor exists; or (v) collective bargaining agreement binding on BSG or any BSG Subsidiary.

         Section 3.16. Insurance. Each of BSG and the BSG Subsidiaries has provided to Medaphis a true and complete list of its current insurance coverages, including names of carriers, amounts of coverage and premiums therefor. BSG believes that each of BSG and the BSG Subsidiaries has been and is insured with respect to its properties and the conduct of its business in such amounts and against such risks as are reasonable in relation to its business and will use its reasonable efforts to maintain such insurance at least through the Effective Time. BSG has made available to Medaphis true and complete copies of all insurance policies covering each of BSG and the BSG Subsidiaries, their properties, assets, employees or operations.

         Section 3.17. Title to Properties and Related Matters.

                             Page 40 of 103 Pages

                 (a) Each of BSG and the BSG Subsidiaries has good and valid title to or valid leasehold interests in its properties reflected in the 1995 Balance Sheet or acquired after the date thereof (other than properties sold or otherwise disposed of in the ordinary course of business), and all of such properties are held free and clear of all title defects, liens, encumbrances and restrictions, except, with respect to all such properties, (a) mortgages and liens securing debt reflected as liabilities on the 1995 Balance Sheet and
         (b) (i) liens for current taxes and assessments not in default, (ii) mechanics', carriers', workmen's, repairmen's, statutory or common law liens either not delinquent or being contested in good faith, and
         (iii) liens, mortgages, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which either individually or in the aggregate do not have a BSG Material Adverse Effect. Since December 31, 1995, neither BSG nor any BSG Subsidiary has granted any security interests or other liens upon or factored the accounts receivable of BSG or any BSG Subsidiary.

                 (b) The BSG Disclosure Letter sets forth a true and complete list of all leases and agreements of BSG or any BSG Subsidiary granting possession of or rights to real or personal property with a value of at least $50,000, or in the case of real property, which provide for annual lease payments in excess of $100,000 (the "Scheduled Leases"). All such Scheduled Leases are in full force and effect and constitute the legal, valid, binding and enforceable obligations of BSG or a BSG Subsidiary, as applicable, and are legal, valid, binding and, to the knowledge of the BSG Executives, enforceable in accordance with their respective terms with respect to each other party thereto, in each case to the extent material to the business and operations of BSG and the BSG Subsidiaries taken as a whole and subject in each case to applicable bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies. Except as would not have a BSG Material Adverse Effect, each of BSG and the BSG Subsidiaries has physical possession of all equipment and other assets which are covered by Scheduled Leases. Except as would not have a BSG Material Adverse Effect, there are no existing defaults of BSG or any BSG Subsidiary with respect to such Scheduled Leases or, to the best knowledge of the BSG Executives, of any of the other parties thereto (or events or conditions which, with notice or lapse of time, or both, would constitute a default).

         Section 3.18. Environmental Matters. To the best knowledge of the BSG Executives, each of BSG and the BSG Subsidiaries is in compliance in all material respects with all statutes, regulations and ordinances relating to the protection of human health and the environment including, without limitation, the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Air Act, 42 U.S.C.
Section 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C.
Section 11001 et seq., the regulations developed pursuant to these statutes and the corresponding state and local statutes, ordinances and regulations. There has been no release by BSG or any BSG Subsidiary or, to the actual knowledge of the BSG Executives, by any other person of a hazardous

                             Page 41 of 103 Pages
substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601(14), into the environment at any property owned or leased by BSG or any BSG Subsidiary (the "Premises") including, without limitation, any such release in the soil or groundwater underlying the Premises. To the actual knowledge of the BSG Executives, there is no asbestos, polychlorinated biphenyls or underground storage tanks located on the Premises and there have been no releases of asbestos, polychlorinated biphenyls or materials stored in underground storage tanks, including, without limitation, petroleum or petroleum-based materials. Except as would not have a BSG Material Adverse Effect, neither BSG nor any BSG Subsidiary has received notice of any violation of any environmental statute or regulation nor has it been advised of any claim or liability pursuant to any environmental statute or regulation brought by any governmental agency or private party (in each case, an "Environmental Notice").

         Section 3.19. Patents, Trademarks, Trade Names. The BSG Disclosure Letter sets forth a true and complete list of (i) all patents, trademarks, trade names (including all federal and state registration pertaining thereto) and registered copyrights owned by BSG or any BSG Subsidiary and that are material to their businesses (collectively, the "Proprietary Intellectual Property") and (ii) all patents, trademarks, trade names, copyrights, technology and processes used by BSG or any BSG Subsidiary in their businesses which are material to their businesses and are used pursuant to a license or other right granted by a third party (collectively, the "Licensed Intellectual Property", and together with the Proprietary Intellectual Property referred to as "Intellectual Property"). A true and complete list of all such licenses with respect to Licensed Intellectual Property is set forth in the BSG Disclosure Letter. To the best knowledge of the BSG Executives, each of the federal and state registrations pertaining to the Proprietary Intellectual Property is valid and in full force and effect. BSG or a BSG Subsidiary owns, or has the right to use pursuant to valid and effective agreements, all Intellectual Property, and the consummation of the transactions contemplated hereby will not materially adversely alter or impair any such rights. No claims are pending against BSG or a BSG Subsidiary by any person with respect to the use of any Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement relating to the same that would be likely to result in a BSG Material Adverse Effect; and to the best knowledge of the BSG Executives the current use by BSG or a BSG Subsidiary of the Intellectual Property does not in any material respect infringe upon the rights of any third party. The BSG Disclosure Letter sets forth a list of all jurisdictions in which BSG or a BSG Subsidiary is operating under a trade name, and each jurisdiction in which any such trade name is registered.

         Section 3.20. BSG Computer Software and Hardware.

                 (a) The BSG Disclosure Letter sets forth a true and complete list of: (i) all software owned by BSG material to the business of BSG, other than custom-developed software developed for and assigned to a BSG customer (the "BSG Proprietary Software"); (ii) all software (other than the BSG Proprietary Software and "shrink-wrap" software) used in connection with the business of BSG (the "BSG Licensed Software" and together with the BSG Proprietary Software, the "BSG Software"). BSG has all technical and descriptive materials to run its business in accordance with its historical practices, except as would not

                             Page 42 of 103 Pages
         have a BSG Material Adverse Effect. The BSG Proprietary Software consists of: (i) source and object code embodied in magnetic media; and (ii) all development and procedural tools necessary to maintain the BSG Proprietary Software, including licenses to use compilers, assemblers, libraries and other aids.

                 (b) BSG has a valid right, title and interest in and to all intellectual property rights in the BSG Proprietary Software, except as would not have a BSG Material Adverse Effect. BSG has developed the BSG Proprietary Software entirely through its own efforts for its own account and the BSG Proprietary Software is free and clear of all liens, claims and encumbrances, except as would not have a BSG Material Adverse Effect. The use of the BSG Licensed Software and the use and distribution of the BSG Proprietary Software does not breach any terms of any contract between BSG and any third party, except as would not have a BSG Material Adverse Effect. To the best knowledge of the BSG Executives, BSG has been granted under the license agreements relating to the BSG Licensed Software (the "BSG License Agreements") valid and subsisting license rights with respect to all software comprising the BSG Licensed Software, except as would not have a BSG Material Adverse Effect. Each of BSG and the BSG Subsidiaries is in compliance with each of the terms and conditions of each of the BSG License Agreements except to the extent failure to so comply, individually or in the aggregate, would not have a BSG Material Adverse Effect. To the best knowledge of the BSG Executives, in the case of any commercially available "shrink-wrap" software programs (such as Lotus 1-2-3), BSG has not made and is not using any unauthorized copies of any such software programs and, to the best knowledge of the BSG Executives, none of the employees, agents or representatives of BSG have made or are using any such unauthorized copies, except as would not have a BSG Material Adverse Effect.

                 (c) The BSG Proprietary Software and, to the actual knowledge of the BSG Executives, the BSG Licensed Software does not infringe any United States patent, copyright, or trade secret or any other intellectual property right of any third party, except to the extent that such infringement would not result in a BSG Material Adverse Effect.

                 (d) Neither BSG nor any of the BSG Subsidiaries has granted rights in the BSG Software to any third party except for rights granted to customers in the ordinary course of business pursuant to contracts with customers.

                 (e) To the best knowledge of the BSG Executives, the BSG Software and the related computer hardware used by BSG in its operations (the "BSG Hardware") are adequate in all material respects, when taken together with the other assets, resources and personnel of BSG and the BSG Subsidiaries, to run the business of BSG and the BSG Subsidiaries in the same manner as such business has operated since December 31, 1994, except as would not result in a BSG Material Adverse Effect. The BSG Disclosure Letter contains a summary description of any problems experienced by BSG in the past twelve months with respect to the BSG Software or BSG Hardware and the provision of services

                             Page 43 of 103 Pages
         to BSG clients which have arisen outside the ordinary course of business and would result in a BSG Material Adverse Effect.

         Section 3.21. Proxy Statement and Registration Statement. The information with respect to BSG, its officers, directors and affiliates in the definitive proxy statement to be furnished to the stockholders of BSG (the "Proxy Statement") that will form a part of the Registration Statement on Form S-4 relating to the shares of Medaphis Common Stock to be issued in the Merger (the "Registration Statement") or in the Registration Statement will not, in the case of the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of BSG or on the date of the stockholders' meeting referred to in Section 5.5, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, as such Proxy Statement or Registration Statement is then amended or supplemented, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         Section 3.22. Transactions with Affiliates. No officer, director or holder of 5% or more of the outstanding capital stock of BSG or any BSG Subsidiary, or any person with whom any such stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person, owns (other than through a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all such persons) any beneficial interest in: (i) any contract, arrangement or understanding involving aggregate consideration in excess of $25,000 with, or relating to, the business or operations of BSG or any BSG Subsidiary; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of BSG or a BSG Subsidiary in excess of $25,000; or (iii) any property with a value of at least $25,000 (real, personal or mixed), tangible or intangible, used or currently intended to be used in, the business or operations of BSG or any BSG Subsidiary.

         Section 3.23. Brokers, Finders and Investment Bankers. Neither BSG nor the BSG Subsidiaries nor any of their officers, directors or employees has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated hereby.

         Section 3.24. Disclosure. No representation, warranty or covenant made by BSG in this Agreement, the BSG Disclosure Letter or the Exhibits attached hereto contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

                             Page 44 of 103 Pages

                                   ARTICLE 4.

             REPRESENTATIONS AND WARRANTIES OF MEDAPHIS AND BSGSUB


         With such exceptions as are set forth in a letter (the "Medaphis Disclosure Letter") delivered by Medaphis to BSG prior to the execution hereof, Medaphis and BSGSub hereby represent and warrant to BSG as follows:

         Section 4.1. Organization. Each of Medaphis and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Medaphis and each of its subsidiaries is duly qualified to transact business, and is in good standing, as a foreign corporation in each jurisdiction where the character of its activities requires such qualification, except where the failure to so qualify would not have a material adverse effect on the assets, liabilities, results of operations or financial condition, business or prospects of Medaphis and its subsidiaries taken as a whole (a "Medaphis Material Adverse Effect"). Medaphis has delivered to BSG accurate and complete copies of the Articles or Certificate of Incorporation and Bylaws, as currently in effect, of Medaphis and each of its subsidiaries, and has made available to BSG the minute books and stock records of each thereof. The Medaphis Disclosure Letter contains a true and correct list of all of the jurisdictions in which Medaphis or any of its subsidiaries is qualified to do business as a foreign corporation.

         Section 4.2. Authorization. Each of Medaphis and BSGSub has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. As of the Closing, the execution and delivery of this Agreement by Medaphis and BSGSub, the performance by each of Medaphis and BSGSub of its respective obligations hereunder and the consummation of the Merger and the other transactions provided for herein will have been duly and validly authorized by all necessary corporate action on the part of Medaphis and BSGSub. The Boards of Directors of Medaphis and BSGSub have approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions provided for herein. This Agreement has been duly executed and delivered by each of Medaphis and BSGSub and constitutes the valid and binding agreement of each of Medaphis and BSGSub, enforceable against each of Medaphis and BSGSub in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

         Section 4.3. Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement, and the fulfillment of and compliance with the terms and conditions of this Agreement do not and will not, with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any material benefit under, or permit the

                             Page 45 of 103 Pages
acceleration of any obligation under, (i) any term or provision of the Articles or Certificate of Incorporation or Bylaws of Medaphis or any of its subsidiaries, (ii) any Medaphis Material Contract, (iii) any judgment, decree or order of any court or governmental authority or agency to which Medaphis or any of its subsidiaries is a party or by which Medaphis, any of its subsidiaries or any of their respective properties is bound, or (iv) any statute, law, regulation or rule applicable to Medaphis, or any of its subsidiaries, so as to have, in the case of subsections (ii) through (iv) above, a Medaphis Material Adverse Effect. Except for compliance with the applicable requirements of the HSR Act, the Securities Act, the Exchange Act, applicable state securities laws and filing and recordation of the Certificate of Merger as required by the DGCL, no consent, approval, order or authorization of, or registration, declaration or filing with, any government agency or public or regulatory unit, agency, body or authority with respect to Medaphis or any of its subsidiaries is required in connection with the execution, delivery or performance of this Agreement by Medaphis or BSGSub or the consummation of the transactions contemplated by this Agreement by Medaphis or BSGSub, the failure to obtain which would have a Medaphis Material Adverse Effect.

         Section 4.4. Capitalization of Medaphis. The authorized capital stock of Medaphis consists of 100,600,000 shares of capital stock consisting of 100,000,000 shares of voting common stock, $.01 par value and 600,000 shares of non-voting common stock, $.01 par value. At March 8, 1996, there were 55,813,099 shares of Medaphis Common Stock issued and outstanding and no shares of non-voting common stock were issued or outstanding. All shares of Medaphis Common Stock outstanding as of the date hereof are duly authorized, validly issued, fully paid, nonassessable and free of pre-emptive rights. The shares of Medaphis Common Stock to be issued in the Merger will be validly issued, fully paid, nonassessable and free of pre-emptive rights. The shares of Medaphis Common Stock issuable upon exercise of the Options have been duly authorized, and when issued against payment therefor, will be validly issued, fully paid, nonassessable and free from pre-emptive rights. Except as set forth in this
Section 4.4, there are no shares of capital stock of Medaphis outstanding, and there are no subscriptions, options, convertible securities, calls, rights, warrants or other agreements, claims or commitments of any nature whatsoever obligating Medaphis or any of its subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of the capital stock or obligating Medaphis or any of its subsidiaries to grant, extend or enter into any such agreement or commitment.

         Section 4.5. Capital Stock of Medaphis Subsidiaries. The Medaphis Disclosure Letter sets forth a true and complete list of all (i) corporations or other entities of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are, directly or indirectly, owned by Medaphis, and (ii) partnerships in which Medaphis or a Medaphis Subsidiary (as defined) is (A) a general or limited partner and (B) entitled to receive more than 50% of the assets of any such partnership on such partnership's dissolution (collectively, the "Medaphis Subsidiaries"), the jurisdiction in which each Medaphis Subsidiary is incorporated or organized, and all shares of capital stock or other ownership interests authorized, issued and outstanding of each Medaphis Subsidiary. The outstanding shares of capital stock or other equity interests

                             Page 46 of 103 Pages
of each Medaphis Subsidiary have been duly authorized and are validly issued, fully paid and nonassessable. All shares of capital stock or other equity interests of each Medaphis Subsidiary owned by Medaphis or any of its subsidiaries are set forth in the Medaphis Disclosure Letter and are owned by Medaphis, either directly or indirectly, free and clear of all liens, encumbrances, equities or claims.

         Section 4.6. Medaphis Commission Reports. Medaphis has made available to BSG (i) Medaphis's Annual Report on Form 10-K for the year ended December 31, 1994, including all exhibits thereto and items incorporated therein by reference, (ii) Medaphis's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, including all exhibits thereto and items incorporated therein by reference, (iii) the proxy statement relating to Medaphis's Annual Meeting of Stockholders held on April 27, 1995 and (iv) all Current Reports on Form 8-K filed by Medaphis with the Securities and Exchange Commission (the "Commission") since September 30, 1995, including all exhibits thereto and items incorporated therein by reference (items (i) through (iv) in this sentence being referred to collectively as the "Medaphis Commission Reports"). As of their respective dates, the Medaphis Commission Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since December 31, 1994, Medaphis has filed all forms, reports and documents with the Commission required to be filed by it pursuant to the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each of which complied as to form, at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the applicable rules and regulations promulgated thereunder.

         Section 4.7. Financial Statements. Medaphis has delivered to BSG (i) the audited consolidated balance sheets of Medaphis and its subsidiaries as of December 31, 1993 and 1994 and its audited consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal years then ended, including the notes thereto, examined by and accompanied by the report of Deloitte & Touche LLP ("Deloitte & Touche"), independent public accountants and (ii) the unaudited consolidated balance sheet of Medaphis and its subsidiaries as of September 30, 1995 (the "Medaphis Balance Sheet") and its unaudited consolidated statements of operations, stockholders' equity and cash flows for the nine-month period then ended (all of the financial statements referred to in this Section 4.7 are collectively referred to as the "Medaphis Financial Statements"). The Medaphis Financial Statements have been prepared from, and are in accordance with, the books and records of Medaphis and its consolidated subsidiaries and, as applicable, present fairly the consolidated financial position, consolidated results of operations, changes in stockholders' equity and consolidated cash flows of Medaphis and its consolidated subsidiaries as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles, consistently applied. The Medaphis Disclosure Letter sets forth a true and complete list of all Loss Contingencies of Medaphis existing as of December 31, 1995 exceeding $250,000 in the case of any single loss contingency or $1,000,000 in the case of all loss contingencies.

         Section 4.8. Absence of Certain Changes.

                             Page 47 of 103 Pages

                 (a) Since December 31, 1995, there has not been (i) any change in the assets, liabilities, results of operations, financial condition or, to the best knowledge of the Medaphis Executives (as hereinafter defined), business or prospects of Medaphis and its subsidiaries taken as a whole that has had a Medaphis Material Adverse Effect, (ii) any damage, destruction, loss or casualty to property or assets of Medaphis or any of its subsidiaries, whether or not covered by insurance that has had a Medaphis Material Adverse Effect, (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) in respect of the capital stock of Medaphis or any redemption or other acquisition of any of the capital stock of Medaphis or any of its subsidiaries (except for the acquisition of Medaphis Common Stock in payment of the purchase price and related taxes upon the exercise of stock options) or any split, combination or reclassification of shares of capital stock declared or made by Medaphis, or (iv) any agreement to do any of the foregoing.

                 (b) Since December 31, 1994, there have not been (i) any extraordinary losses suffered which, in the aggregate, have resulted in a Medaphis Material Adverse Effect, (ii) except as would not have a Medaphis Material Adverse Effect, any assets mortgaged, pledged or made subject to any lien, charge or other encumbrance, (iii) any material liability or obligation (absolute, accrued or contingent) incurred or any material bad debt, contingency or other reserve increase suffered, except, in each such case, in the ordinary course of business and consistent with past practice, (iv) any material claims, liabilities or obligations (absolute, accrued or contingent) paid, discharged or satisfied, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of claims, liabilities and obligations reflected or reserved against in Medaphis Financial Statements or incurred in the ordinary course of business and consistent with past practice, (v) any material guaranteed checks, notes or accounts receivable written off as uncollectible, except write-offs in the ordinary course of business and consistent with past practice, (vi) any write down of the value of any material asset or investment on Medaphis's books or records, except for depreciation and amortization taken in the ordinary course of business and consistent with past practice, (vii) any cancellation of any material debts or waiver of any material claims or rights of substantial value, or sale, transfer or other disposition of any properties or assets (real, personal or mixed, tangible or intangible) of substantial value, except, in each such case, in transactions in the ordinary course of business and consistent with past practice which, in the aggregate, have resulted in a Medaphis Material Adverse Effect, (viii) any single capital expenditure or commitment in excess of $1,000,000 for additions to property or equipment, or aggregate capital expenditures and commitments in excess of $30,000,000 (on a consolidated basis) for additions to property or equipment, (ix) any Loss Contingency or Loss Contingencies of Medaphis which, in the aggregate, have resulted in a Medaphis Material Adverse Effect, (x) any material transactions entered into other than in the ordinary course of business, (xi) any agreements to do any of the foregoing, or
         (xii) any other events, developments or conditions (including any suit, action, claim, proceeding or investigation) of any character that has had or is reasonably likely to have a Medaphis Material Adverse Effect.

                             Page 48 of 103 Pages

         Section 4.9. Legal Proceedings. There are no suits, actions, claims, proceedings or investigations pending, or, to the best knowledge of the executive officers of Medaphis, threatened against, relating to or involving Medaphis or any of its subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body, which, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a Medaphis Material Adverse Effect. As of March 15, 1996, all pending suits, actions, claims, proceedings or investigations relating to or involving Medaphis or any of its subsidiaries (or any of their officers or directors) before any court, arbitrator or administrative or governmental body are adequately provided for in the Medaphis Balance Sheet if and to the extent such a provision is required by generally accepted accounting principles. Neither Medaphis nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, and, to the best knowledge of the Medaphis Executives, neither Medaphis nor any of its subsidiaries is subject to any governmental restriction applicable to Medaphis or any such subsidiary, which is reasonably likely (i) to have a Medaphis Material Adverse Effect or (ii) to cause a material limitation on Medaphis's ability to operate the business of Medaphis and its subsidiaries after the Closing.

         Section 4.10. Compliance with Law. Each of Medaphis and its subsidiaries has all material authorizations, approvals, licenses and orders of and from all governmental and regulatory officers and bodies necessary to carry on its business as it is currently being conducted, to own or hold under lease the properties and assets it owns or holds under lease and to perform all of its obligations under the agreements to which it is a party, and each of Medaphis and its subsidiaries has been and is in compliance with all applicable laws, regulations and administrative orders of any country, state, or municipality or any subdivision of any thereof to which its business and its employment of labor or its use or occupancy of properties or any part thereof are subject, the failure to obtain or the violation of which would have a Medaphis Material Adverse Effect.

         Section 4.11. Proxy Statement and Registration Statement. The information with respect to Medaphis and its subsidiaries and each of their respective officers, directors and affiliates in the Proxy Statement or in the Registration Statement, will not, in the case of the Proxy Statement, on the date the Proxy Statement is first mailed to stockholders of BSG or on the date of the stockholders' meeting referred to in Section 5.5, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, as such Proxy Statement or Registration Statement is then amended or supplemented, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Proxy Statement will comply as to form with the applicable provisions of the Securities Act and the Exchange Act.

         Section 4.12. Tax Returns; Taxes. Medaphis has duly filed all federal, state, local and foreign tax returns required to be filed by it and has duly paid or made adequate provision for the payment of all taxes which are due and payable pursuant to such returns or pursuant to any assessment with respect to taxes in such jurisdictions whether or not in connection with such returns. The liability for taxes reflected on the Medaphis Balance Sheet is sufficient for the payment of all unpaid taxes,

                             Page 49 of 103 Pages
whether or not disputed, that are accrued or applicable for the period ended December 31, 1995 and for all years and periods ended prior thereto. All deficiencies asserted as a result of any examinations by the Internal Revenue Service or any other taxing authority have been paid, fully settled or adequately provided for in the Medaphis Balance Sheet. There are no pending claims asserted for taxes of Medaphis or any of its subsidiaries or outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of Medaphis or any of its subsidiaries for any period. Medaphis and each of its subsidiaries have made all estimated income tax deposits and all other required tax payments or deposits and have complied for all prior periods in all material respects with the tax withholding provisions of all applicable federal, state, local and other laws.

         Section 4.13. Billing and Collection Practices.

                 (a) The current practices and procedures of Medaphis and its subsidiaries with respect to (i) billing on behalf of clients, (ii) receiving and processing Medicare and Medicaid payments due to clients, (iii) holding and transfer of such payments and (iv) method of determining and collecting the fees received by Medaphis and its subsidiaries for services provided by providers and physicians participating in the Medicare or Medicaid programs are not in violation of the restriction on assignment as set forth in 42 U.S.C.
         Section 1395g(c), 42 U.S.C. Section 1395u(b)(6) and 42 U.S.C. Section 1396(a)(32), and the regulations promulgated thereunder or similar provisions of any state Medicaid program, except for such violations which in the aggregate would not have a Medaphis Material Adverse Effect.

                 (b) Neither Medaphis nor any of its subsidiaries is engaged in any activity, whether alone or in concert with one of its clients, which would constitute a violation of any federal laws or the law of any state (including but not limited to (i) federal antifraud and abuse or similar laws pertaining to the Medicare, Medicaid, or any other federal health or insurance program; (ii) state law pertaining to Medicaid or any other state health or insurance program; (iii) state or federal laws pertaining to billings to insurance companies, health maintenance organizations, and other managed care plans or to insurance fraud; and (iv) federal and state laws relating to collection agencies and the performance of collection services) prohibiting fraudulent or abusive or unlawful practices connected in any way with the provision of health care services the billing for such services provided to a beneficiary of any state, federal or private health or insurance program or credit collection services, except for such violations which in the aggregate would not have a Medaphis Material Adverse Effect. Without limiting the generality of the foregoing, neither Medaphis nor any subsidiary has, directly or indirectly, paid, offered to pay or agreed to pay, or solicited or received, any fee, commission, sum of money, property or other remuneration to or from any person which the Medaphis Executives know or have reason to believe to have been illegal under (i) 42 U.S.C.
         Section 1320a-7b(b) or (ii) any similar state law.

                 (c) Medaphis and its subsidiaries are in compliance in all material respects with the applicable trust accounting statutes, rules and regulations of the various states and each

                             Page 50 of 103 Pages
         has sufficient funds deposited in such trust accounts to cover all trust liabilities to clients of Medaphis and its subsidiaries.

         Section 4.14. Medaphis Employee Benefit Plans. Except as to matters of which BSG is aware, Medaphis hereby represents and warrants as follows:

                 (a)      Definition of Benefit Plans. For purposes of this
         Section 4.14, the term "Medaphis Benefit Plan" means any plan, program, arrangement, fund, policy, practice or contract which, through which or under which Medaphis or a Medaphis ERISA Affiliate provides benefits or compensation to or on behalf of employees or former employees of Medaphis or any Medaphis ERISA Affiliate, whether formal or informal, whether or not written, including but not limited to Specified Arrangements, ERISA Plans and Fringe Benefit Plans:

                 (b)      Medaphis ERISA Affiliate. For purposes of this
         Section 4.14, the term "Medaphis ERISA Affiliate" means each trade or business (whether or not incorporated) which together with Medaphis is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

                 (c) Identification of Benefit Plans. Except for Medaphis Benefit Plans which have been terminated and with respect to which neither Medaphis nor any Medaphis ERISA Affiliate has any financial, administrative or other liability, obligation or responsibility, Medaphis does not maintain, nor has at any time established or maintained, nor has at any time been obligated to make, or otherwise made, contributions to or under or otherwise participated in any Medaphis Benefit Plan.

                 (d) MEPPA Liability/Post-Retirement Medical Benefits. Neither Medaphis nor any Medaphis ERISA Affiliate maintains, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any multiemployer plan. Medaphis does not maintain, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan which provides post-retirement Medical or health benefits with respect to employees of Medaphis. There is no lien upon any property of Medaphis or any Medaphis ERISA Affiliate outstanding pursuant to Section 412(n) of the Code in favor of any Medaphis Benefit Plan. No assets of Medaphis or any Medaphis ERISA Affiliate have been provided as security for any Medaphis Benefit Plan pursuant to Section 401(a)(29) of the Code.

                 (e) Documentation. Medaphis has made available to BSG a true and complete copy of the following documents, if applicable, with respect to each Medaphis Benefit Plan identified in the Medaphis Disclosure Letter: (i) all documents, including any insurance contracts and trust agreements, setting forth the terms of the Medaphis Benefit Plan, or if there are no such documents evidencing the Medaphis Benefit Plan, a full description of the Medaphis Benefit Plan; (ii) the ERISA summary plan description and any other summary of

                             Page 51 of 103 Pages
         plan provisions provided to participants or beneficiaries for each such Medaphis Benefit Plan; (iii) the annual reports filed for the most recent three plan years and most recent financial statements or periodic accounting of related plan assets with respect to each Medaphis Benefit Plan; (iv) the most recent favorable determination letter, opinion or ruling from the IRS for each Medaphis Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income tax and any outstanding request for a determination letter; and (v) each opinion or ruling from the Department of Labor or the PBGC with respect to any such Medaphis Benefit Plans.

                 (f) Qualified Status. Each Medaphis Benefit Plan that is funded through a trust or insurance contract has satisfied in all material respects, by its terms and in its operation, all applicable requirements for an exemption from federal income taxation under
         Section 501(a) of the Code. Except for the plans identified as Qualified Plans in the Medaphis Disclosure Letter (the "Qualified Plans"), neither Medaphis nor any Medaphis ERISA Affiliate maintains or previously maintained a Medaphis Benefit Plan which meets or was intended to meet the requirements of Section 401(a) of the Code. Except as would not have a Medaphis Material Adverse Effect, any determination, opinion or notification letter issued by the IRS to the effect that any of the Qualified Plans qualify under Section 401(a) of the Code and that the related trust is exempt from taxation under
         Section 501(a) of the Code remains in effect and has not been revoked. Each of the Qualified Plans currently complies in form in all material respects with the requirements under Section 401(a) of the Code, other than changes required by statutes, regulations and rulings for which amendments are not yet required. Each of the Qualified Plans has been administered according to its terms (except for those terms which are inconsistent with the changes required by statutes, regulations and rulings for which changes are not yet required to be made, in which case such Qualified Plan has been administered in accordance with the provisions of those statutes, regulations and rulings) and in accordance with the requirements of Section 401(a) of the Code. Each of the Qualified Plans has been tested for compliance with, and in all material respects has satisfied the requirements of, Section 401(k)(3) and 401(m)(2) of the Code for each plan year ending prior to the Effective Date.

                 (g) Compliance. Each Medaphis Benefit Plan maintained by Medaphis or a Medaphis ERISA Affiliate has been maintained, by its terms and in operation, in all material respects in accordance with all applicable laws, including (to the extent applicable) Code Section 4980B. Further, there has been no failure to comply with applicable ERISA or other requirements concerning the filing of reports, documents and notices with the Secretary of Labor and the Secretary of Treasury or the furnishing of such documents to participants or beneficiaries that could subject any Medaphis Benefit Plan, Medaphis or any Medaphis ERISA Affiliate to any material civil or criminal sanction.

                 (h) Legal Actions. Except as would not have a Medaphis Material Adverse Effect, there are no actions, audits, suits or claims known to Medaphis which are pending or, to the knowledge of the Medaphis Executives, threatened against any Medaphis Benefit Plan,

                             Page 52 of 103 Pages
         any fiduciary of any Medaphis Benefit Plans with respect to the Medaphis Benefit Plans or against the assets of any of the Medaphis Benefit Plans, except claims for benefits made in the ordinary course of the operation of such plans.

                 (i) Funding. Medaphis and each Medaphis ERISA Affiliate has made full and timely payment of all amounts required to be contributed under the terms of each Medaphis Benefit Plan and applicable law or required to be paid as expenses under such Medaphis Benefit Plan, and no excise taxes are assessable as a result of any nondeductible or other contributions made or not made to a Medaphis Benefit Plan. The assets of all Medaphis Benefit Plans which are required under applicable laws to be held in trust are in fact held in trust, and the assets of each such Medaphis Benefit Plan equal or exceed the liabilities of each such plan. The liabilities of each other plan are in all material respects properly and accurately reported on the financial statements and records of Medaphis. The assets of each Medaphis Benefit Plan are reported at their fair market value on the books and records of each plan.

                 (j) Liabilities. Neither Medaphis nor any Medaphis ERISA Affiliate is subject to any material liability, tax or penalty whatsoever to any person whomsoever as a result of Medaphis' or any Medaphis ERISA Affiliate's engaging in a prohibited transaction under ERISA or the Code, and Medaphis has no knowledge of any circumstances which reasonably might result in any such material liability, tax or penalty as a result of a breach of fiduciary duty under ERISA.

                 (k) Amendment/New Plans. From the date of this Agreement to the Effective Time, no amendment shall be made to any Medaphis Benefit Plan, no commitment shall be made to amend any Medaphis Benefit Plan and no commitment shall be made to continue any Medaphis Benefit Plan or to adopt any new Medaphis Benefit Plan for the benefit of any employees of Medaphis or any Medaphis ERISA Affiliate absent the express written consent of BSG.

                 (l) Excess Parachute Payments. No payment required to be made to any employee associated with Medaphis as a result of the transactions contemplated hereby under any contract or otherwise will, if made, constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

                 (m) No Acceleration of Liability Under Benefit Plans. The consummation of the transactions contemplated hereby will not accelerate or increase any liability under any Medaphis Benefit Plan because of an acceleration or increase of any of the rights or benefits to which employees of Medaphis or any Medaphis ERISA Affiliate may be entitled thereunder.

                 (n) Leased Employees. To the knowledge of the Medaphis Executives, Medaphis has made no representations or warranties (whether written or oral, express or implied) contractually or otherwise to any client or customer of Medaphis or any of its affiliates that

                             Page 53 of 103 Pages
         any Medaphis employees rendering services to such client or customer are not "leased employees" (within the meaning of Section 414(n) of the Code) or that such employees would not be required to participate under any pension benefit plan (within the meaning of Section 3(2) of ERISA) (a "Pension Benefit Plan") of such client or customer of Medaphis relating either to (i) providing benefits to employees of Medaphis under a Pension Benefit Plan of Medaphis or (ii) making contributions to or reimbursing such client or customer for any contributions made to a Pension Benefit Plan of such client or customer on behalf of employees of Medaphis.

         Section 4.15. Labor Relations. Each of Medaphis and its subsidiaries is in compliance in all material respects with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and is not engaged in any unfair labor or unlawful employment practice. Except as would not result in a Medaphis Material Adverse Effect, individually or in the aggregate, there is no (i) unlawful employment practice discrimination charge involving Medaphis or any of its subsidiaries pending before the EEOC, EEOC recognized state "referral agency" or any other governmental agency; (ii) unfair labor practice charge or complaint against Medaphis or any of its subsidiaries pending before the NLRB; (iii) labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Medaphis Executives, threatened against or involving or affecting Medaphis or any of its subsidiaries and no NLRB representation question exists respecting any of their respective employees; (iv) grievance or arbitration proceeding pending against Medaphis or any of its subsidiaries and no written claim therefor exists; and (v) collective bargaining agreement binding on Medaphis or any of its subsidiaries.

         Section 4.16. Medaphis Computer Software and Hardware.

                 (a) The software owned by Medaphis for license to or use in connection with the business of Medaphis (the "Medaphis Proprietary Software") consists of: (i) source and object code embodied in magnetic Media; and (ii) all development and procedural tools necessary to maintain the Medaphis Proprietary Software, including licenses to use compilers, assemblers, libraries and other aids. To the best knowledge of the Medaphis Executives, Medaphis employs individuals who are familiar with the business of Medaphis and who are qualified to maintain the Medaphis Proprietary Software and the related computer hardware used by Medaphis in its operations (the "Medaphis Hardware").

                 (b) Medaphis has all right, title and interest in and to all intellectual property rights in the Medaphis Proprietary Software, except as would not have a Medaphis Material Adverse Effect. Medaphis has developed the Medaphis Proprietary Software entirely through its own efforts for its own account and the Medaphis Proprietary Software is free and clear of all liens, claims and encumbrances, except as would not have a Medaphis Material Adverse Effect. The use of the software (other than the Medaphis Proprietary Software) used by Medaphis in connection with the business of Medaphis (the "Medaphis Licensed Software" and together with the Medaphis Proprietary Software, the "Medaphis Software") and the use and distribution of the Medaphis Proprietary Software does not breach any terms of any

                             Page 54 of 103 Pages
         contract between Medaphis and any third party, except as would not have a Medaphis Material Adverse Effect. To the best knowledge of the Medaphis Executives, Medaphis has been granted under the license agreements relating to the Medaphis Licensed Software (the "Medaphis License Agreements") valid and subsisting license rights with respect to all software comprising the Medaphis Licensed Software, except as would not have a Medaphis Material Adverse Effect. Each of Medaphis and its subsidiaries is in compliance with each of the terms and conditions of each of the Medaphis License Agreements except as would not result in a MED Material Adverse Effect. To the best knowledge of the Medaphis Executives, in the case of any commercially available "shrink-wrap" software programs (such as Lotus 1-2-3), Medaphis has not made and is not using any unauthorized copies of any such software programs and, to the best knowledge of the Medaphis Executives, none of the employees, agents or representatives of Medaphis have made or are using any such unauthorized copies, except as would not have a Medaphis Material Adverse Effect.

                 (c) The Medaphis Proprietary Software and, to the actual knowledge of the Medaphis Executives, the Medaphis Licensed Software does not infringe any United States patent, copyright, or trade secret or any other intellectual property right of any third party, except to the extent that such infringement would not result in a Medaphis Material Adverse Effect. The source code for the Medaphis Proprietary Software has been maintained in confidence.

                 (d) Neither Medaphis nor any of its subsidiaries has granted rights in the Medaphis Software to any third party.

                 (e) To the best knowledge of the Medaphis Executives, the Medaphis Software and the Medaphis Hardware are adequate in all material respects, when taken together with the other assets, resources and personnel of Medaphis and its subsidiaries, to run the business of Medaphis and its subsidiaries in the same manner as such business has operated since December 31, 1994. The MED Disclosure Letter contains a summary description of any problems experienced by MED in the past twelve months with respect to the MED Software or MED Hardware and the provision of services to MED clients which have arisen outside the ordinary course of business and would result in a MED Material Adverse Effect.

         Section 4.17. Title to Properties and Related Matters. Each of Medaphis and its subsidiaries has good and valid title to or valid leasehold interest in its properties reflected in the 1995 Balance Sheet or acquired after the date thereof (other than property sold or otherwise disposed of in the ordinary course of business), and all of such properties are held free and clear of all title defects, liens, encumbrances and restrictions, except, with respect to all such properties, (a) mortgages and liens securing debt reflected as liabilities on the Medaphis Balance Sheet and (b) (i) liens for current taxes and assessments not in default, (ii) mechanics', carriers', workmen's, materialmen's, repairmen's, statutory or common law liens either not delinquent or being contested in good faith, and (iii) encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other similar matters or limitations, if any, which either individually or in

                             Page 55 of 103 Pages
the aggregate do not have a Medaphis Material Adverse Effect. Notwithstanding the preceding sentence, Medaphis and its subsidiaries make no representation or warranty in this Section 4.18 or otherwise regarding the validity of title to any such properties which Medaphis or its subsidiaries have only a leasehold interest.

         Section 4.18. Environmental Matters. There has been no release of a hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601(14) by Medaphis or any of its subsidiaries into the environment at any property owned, leased or used by Medaphis or any of its subsidiaries (the "Medaphis Premises") including, without limitation, any release in the soil or ground water underlying such Medaphis Premises, and, to the actual knowledge of the Medaphis Executives without any inquiry of any nature whatsoever, there has been no such release by any other party at any of the Medaphis Premises. Except as would not result in a Medaphis Material Adverse Effect, neither Medaphis nor any of its subsidiaries has received an Environmental Notice.

         Section 4.19. Brokers, Finders and Investment Bankers. Neither Medaphis nor any subsidiary of Medaphis, or any of their respective officers, directors or employees, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders' fees in connection with the transactions contemplated hereby.

         Section 4.20. Disclosure. No representation, warranty or covenant made by Medaphis in this Agreement, the Medaphis Disclosure Letter or the Exhibits hereto contains any untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

                             Page 56 of 103 Pages

                                   ARTICLE 5.

                        CERTAIN COVENANTS AND AGREEMENTS


         Section 5.1. Conduct of Business by BSG. From the date hereof to the Effective Time, BSG will, and will cause each of its subsidiaries to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise disclosed in the BSG Disclosure Letter or consented to in writing by Medaphis:

                 (a) Carry on its businesses in the ordinary course in substantially the same manner as heretofore conducted and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment except those in the ordinary course of business and not otherwise prohibited under this Section 5.1;

                 (b) Neither change nor amend its Certificate or Articles of Incorporation or Bylaws or other governing documents;

                 (c) Not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of BSG or any subsidiary or rights or obligations convertible into or exchangeable for any shares of the capital stock of BSG and not make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of BSG or any subsidiary; except, that BSG shall be permitted to issue (i) shares of BSG Common Stock upon conversion of shares of BSG Preferred Stock, (ii) shares of BSG Common Stock upon exercise of Options outstanding on the date of this Agreement that are exercised in accordance with their terms as the same exist on the date of this Agreement, and (iii) shares of BSG Common Stock and options to purchase shares of BSG Common Stock to the extent permitted by Section 5.1(e).

                 (d) Not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of BSG and not redeem, purchase or otherwise acquire any shares of the capital stock or other securities of BSG or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of BSG or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing;

                 (e) Not acquire or enter into an agreement to acquire, by merger, consolidation or purchase of stock or assets, or otherwise any business or entity; except, that BSG shall be permitted to issue up to an aggregate of 1,600,000 shares of its Common Stock and options to purchase shares of BSG Common Stock pursuant to the acquisition agreements and/or pending acquisitions listed in the BSG Disclosure Letter (the "Pending Acquisitions"), but only if Medaphis has reviewed and approved each Pending Acquisition prior to its closing;

                             Page 57 of 103 Pages

                 (f) Use its reasonable efforts to preserve intact the corporate existence, goodwill and business organization of BSG, to keep the officers and employees of BSG available to Medaphis and to preserve the relationships of BSG with customers, suppliers and others having business relations with BSG;

                 (g) Not (i) create, incur or assume any long-term debt (including obligations in respect of capital leases which individually involve annual payments in excess of $150,000) or, except in the ordinary course of business under existing lines of credit, create, incur or assume any short-term debt for borrowed money, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice, (iii) make any loans or advances to any other person, except in the ordinary course of business and consistent with past practice, (iv) make any capital contributions to, or investments in, any person, except in the ordinary course of business and consistent with past practices with respect to investments, or (v) make any capital expenditure, except in the ordinary course of business and consistent with past practice;

                 (h) Not enter into, modify or extend in any manner the terms of any employment, severance or similar agreements with officers and directors nor grant any increase in the compensation of officers, directors or employees, whether now or hereafter payable, including any such increase pursuant to any option, bonus, stock purchase, pension, profit-sharing, deferred compensation, retirement or other plan, arrangement, contract or commitment; except, that BSG shall be permitted to grant increases in cash compensation to employees who are not officers or directors so long as such increases are granted in the ordinary course of business and consistent with past practice;

                 (i) Perform in all material respects all of its obligations under all BSG Material Contracts (except those being contested in good faith) and not enter into, assume or amend any contract or commitment that would be a BSG Material Contract other than contracts to provide services entered into in the ordinary course of business;

                 (j) Use its reasonable efforts to maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by BSG;

                 (k) Use its reasonable efforts to continue to collect its accounts receivable and pay its accounts payable in the ordinary course of business and consistent with past practices;

                 (l) Deposit any proceeds received from the exercise of any Options, warrants or other derivative securities of BSG in a separate deposit account established in the name of BSG and maintain such cash proceeds in such account through the Effective Time;

                             Page 58 of 103 Pages

                 (m) Prepare and file all federal, state, local and foreign returns for taxes and other tax reports, filings and amendments thereto required to be filed by it, and allow Medaphis, at its request, to review all such returns, reports, filings and amendments at BSG's offices prior to the filing thereof, which review shall not interfere with the timely filing of such returns;

                 (n) Use its best efforts to cause each holder of an Option to execute and deliver to Medaphis at or prior to the Closing Date an Option Assumption Agreement with respect to all Options held by such holder;

                 (o) Obtain Noncompetition and Nonsolicitation Agreements (as defined below) with the stockholders designated in the BSG Disclosure Letter (the "Specified Stockholders") and Employment Agreements (as defined below) with the employees designated in the BSG Disclosure Letter (the "Specified Employees") on or prior to the Closing Date; and

                 (p) Not take any action the effect of which would be to cause the Merger to be treated as a taxable transaction.

         In connection with the continued operation of the business of BSG between the date of this Agreement and the Effective Time, BSG shall confer in good faith on a regular and frequent basis with one or more representatives of Medaphis designated in writing to report operational matters of materiality and the general status of ongoing operations. BSG acknowledges that Medaphis does not and will not waive any rights it may have under this Agreement as a result of such consultations. All such consultations shall be confirmed in writing by the parties participating in the same.

         Section 5.2. Conduct of Business by Medaphis. From the date hereof to the Effective Time, Medaphis will, and will cause each of its subsidiaries to, except as required in connection with the Merger and the other transactions contemplated by this Agreement and except as otherwise disclosed in the Medaphis Disclosure Letter or consented to in writing by BSG:

                 (a) Carry on its businesses in the ordinary course in substantially the same manner as heretofore conducted;

                 (b) Neither change nor amend its Articles or Certificate of Incorporation or Bylaws;

                 (c) Other than pursuant to the exercise of employee stock options, warrants and other convertible securities outstanding on the date hereof, or pursuant to employee plans set forth in the Medaphis Disclosure Letter or adopted by the Board of Directors of Medaphis after the date hereof, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Medaphis or any of its subsidiaries or rights or obligations convertible into or exchangeable for any shares of the capital stock of Medaphis or any of its subsidiaries and not alter the terms of any presently outstanding options or make any changes

                             Page 59 of 103 Pages

         (by split-up, combination, reorganization or otherwise) in the capital structure of Medaphis or any of its subsidiaries; provided, however, that Medaphis shall be permitted hereunder to issue capital stock or securities convertible into capital stock in transactions: (i) approved by the Board of Directors of Medaphis; (ii) at a price or with a conversion price, as applicable, at or above fair market value as determined in good faith by the Board of Directors of Medaphis; and
         (iii) which would not in the good faith determination of the Board of Directors of Medaphis unreasonably delay the Effective Time;

                 (d) Not take any action the effect of which would be to cause the Merger to be treated as a taxable transaction; and

                 (e) Use its reasonable efforts to preserve intact the corporate existence, goodwill and business organization of Medaphis and to preserve the relationships of Medaphis with customers, suppliers and others having business relations with Medaphis.

         Section 5.3. Inspection and Access to Information.

                 (a) Between the date of this Agreement and the Effective Time, each party hereto will provide each other party and its accountants, counsel and other authorized representatives full access, during reasonable business hours and under reasonable circumstances to any and all of its premises, properties, contracts, commitments, books, records and other information (including tax returns filed and those in preparation) and will cause their respective officers to furnish to the other party and its authorized representatives any and all financial, technical and operating data and other information pertaining to its business, as each other party shall from time to time reasonably request.

                 (b) All non-public information obtained by Medaphis or BSG or any of their representatives pursuant to this Agreement or in connection with the matters contemplated hereby concerning the business, operations or affairs of the other will be kept confidential and will not be used for any purpose other than the consummation of the transactions contemplated hereby, or be disclosed to any other person or entity, except for such disclosure to its employees, agents and representatives who have a need to know the same and who have been advised of the confidential nature of such information and who agree to abide by the terms hereof and except for such disclosure as may be required by applicable law, court order or governmental agency request. In the event this Agreement is terminated in accordance with its terms, any non-public information furnished by any party to any other party hereto will be promptly returned.

         Section 5.4. Proxy Statement and Registration Statement.

         (a) Medaphis shall prepare and file with the Commission as soon as is reasonably practicable the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable. Medaphis also shall take

                             Page 60 of 103 Pages
any action required to be taken under state blue sky or securities laws in connection with the issuance of the Medaphis Common Stock pursuant to the Merger. Medaphis and BSG will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable for the Registration Statement, the Proxy Statement, filings under the Blue Sky laws, and any other statement or application made by or on behalf of Medaphis or BSG to any governmental body in connection with the Merger and the other transactions contemplated by this Agreement.

         (b) Medaphis will indemnify and hold harmless each of BSG's directors, officers and other persons, if any, who control BSG (within the meaning of the Securities Act) from and against any losses, claims, damages, liabilities or judgments, joint or several, to which they or any of them may become subject, insofar as such losses, claims, damages, liabilities, or judgments (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Proxy Statement or Registration Statement, or in any amendment or supplement thereto, or in any state application for qualification, permit, exemption or registration as a broker/dealer, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Medaphis shall not be liable, in any such case, to the extent that any such loss, claim, damage, liability, or judgment (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Proxy Statement or Registration Statement, or any such amendment or supplement thereto, or in any such state application, or in any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to Medaphis by or on behalf of BSG, or any officer, director or affiliate of BSG for use therein.

         Section 5.5. BSG Stockholder Matters. BSG shall call a meeting of its stockholders to be held as soon as practicable after the date hereof for the purpose of voting upon matters relating to this Agreement and the transactions contemplated hereby. BSG will use its reasonable efforts to hold its stockholders' meeting as promptly as practicable and will, through its Board of Directors, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby.

         Section 5.6. The Nasdaq National Market Additional Shares Notification. Medaphis will file an additional shares notification with The Nasdaq National Market to approve for listing, subject to official notice of its issuance, the shares of Medaphis Common Stock to be issued in connection with the Merger and upon the exercise of Non-Qualified Options. Medaphis shall exercise reasonable good faith efforts to cause the shares of Medaphis Common Stock to be issued in the Merger to be approved for listing on The Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

         Section 5.7. BSG Affiliates.

                             Page 61 of 103 Pages

                 (a) BSG shall deliver to Medaphis a letter identifying all persons who are, at the time the Merger is submitted to a vote to the shareholders of BSG, "affiliates" of BSG for purposes of Rule 145 under the Securities Act. BSG shall cause each person who is identified as an "affiliate" in such letter to deliver to Medaphis on or prior to the Effective Time a written statement, in form satisfactory to Medaphis and BSG, that such person will not offer to sell, transfer or otherwise dispose of any of the shares of Medaphis Common Stock issued to such person pursuant to the Merger, except (i) in accordance with the applicable provisions of the Securities Act and the rules and regulations thereunder and (ii) until such time as financial results covering at least thirty days of combined operations of Medaphis and BSG have been published within the meaning of Section
         201.01 of the Commission's Codification of Financial Reporting Policies; provided, however, that each affiliate shall be permitted to make sales to the extent permitted by applicable accounting rules and regulations promulgated by the Commission. Medaphis shall be entitled to place legends on any certificates of Medaphis Common Stock issued to such affiliates to restrict transfer of such shares as set forth above.

                 (b) Medaphis shall take such action with respect to affiliates of Medaphis as is reasonably appropriate under applicable accounting rules and regulations promulgated by the Commission for the Merger to qualify as a "pooling of interests" for accounting purposes.

         Section 5.8. No Solicitation; Acquisition Proposals.

                 (a) From the date hereof until the Effective Time or until this Agreement is terminated or abandoned as provided in Article 8, BSG shall not directly or indirectly solicit or initiate (including by way of furnishing any information) discussions with, any corporation, partnership, person or other entity or group (other than Medaphis, an affiliate of Medaphis or their authorized representatives pursuant to this Agreement) concerning any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (each, an "Acquisition Proposal") involving BSG, and BSG will instruct its officers, directors, advisors and other financial and legal representatives and consultants not to take any action contrary to the foregoing provisions of this sentence. BSG will notify Medaphis promptly in writing if BSG becomes aware that any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated with BSG with respect to an Acquisition Proposal. BSG shall immediately cease any existing activities, discussions or negotiations with any third parties which may have been conducted on or prior to the date hereof with respect to an Acquisition Proposal and shall direct and use reasonable efforts to cause its officers, advisors and representatives not to engage in any such activities, discussions or negotiations.

                 (b) From the date hereof until the Effective Time or until this Agreement is terminated or abandoned as provided in Article 8, Medaphis will notify BSG promptly in writing if Medaphis becomes aware that any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated

                             Page 62 of 103 Pages
         with Medaphis with respect to an Acquisition Proposal relating to any of the Relevant Businesses and shall provide BSG with copies of any such written proposals or inquiries actually received. "Relevant Businesses" shall mean all of Medaphis's process re-engineering and systems integration subsidiaries and capabilities (including, without limitation, Imonics).

         Section 5.9. Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions of this Agreement, the parties hereto shall each use their reasonable, good faith efforts to perform their obligations herein and to take, or cause to be taken or do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all regulatory approvals and satisfy all conditions to the obligations of the parties under this Agreement and to cause the Merger and the other transactions contemplated herein to be effected on or prior to July 31, 1996 in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as a part of their respective obligations under this Agreement, including without limitation:

                 (a) BSG and Medaphis shall promptly make their respective filings and submissions and shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to obtain any required approval of any other federal, state or local governmental agency or regulatory body with jurisdiction over the transactions contemplated by this Agreement.

                 (b) In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person is commenced which questions the validity or legality of the Merger or any of the other transactions contemplated hereby or seeks damages in connection therewith, the parties agree to cooperate and use all reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use all reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.

                 (c) Each party shall give prompt written notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of BSG or Medaphis, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or that will or may result in the failure to satisfy any of the conditions specified in
         Article 6 and (ii) any failure of BSG or Medaphis, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

                 (d) Without the prior written consent of Medaphis, BSG will not terminate any employee if such termination would result in the payment of any amounts pursuant to "change in control" provisions of any employment agreement or arrangement.

                             Page 63 of 103 Pages

         Section 5.10. Public Announcements. The timing and content of all announcements regarding any aspect of this Agreement or the Merger to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance (unless Medaphis or BSG is advised by counsel that any such announcement or other disclosure not mutually agreed upon in advance is required to be made by law or applicable rule of The Nasdaq National Market and then only after making a reasonable attempt to comply with the provisions of this Section 5.10).

         Section 5.11. Financial Statements and Commission Reports. Prior to the Effective Time, each party hereto shall deliver to the other, as soon as available but in no event later than 45 days after the end of each fiscal quarter, a consolidated balance sheet as of the last day of such fiscal period and the consolidated statements of income, stockholders' equity and cash flows of such party and its subsidiaries for the fiscal period then ended prepared in accordance with generally accepted accounting principles with such exceptions as are noted on such financial statements, and in the case of Medaphis, the requirements of Form 10-Q (or Form 10-K as the case may be) under the Exchange Act. Prior to the Effective Time, Medaphis shall deliver to BSG as soon as available all forms, reports and other documents filed by Medaphis with the Commission and shall otherwise keep BSG apprised of any material developments with respect to the business or financial condition of Medaphis.

         Section 5.12. Supplements to Disclosure Letters. From time to time prior to the Effective Time, BSG and Medaphis will each promptly supplement or amend the respective disclosure letters which they have delivered pursuant to this Agreement with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in any such disclosure letter or which is necessary to correct any information in any such disclosure letter which has been rendered inaccurate thereby. No supplement or amendment to any such disclosure letter shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 6.2(a) or 6.3(a) of this Agreement.

         Section 5.13. Pooling of Interests Accounting. From and after the date hereof and until the Effective Time, neither Medaphis nor BSG nor any of their respective subsidiaries or other affiliates shall knowingly take, or knowingly fail to take, any action (other than actions expressly contemplated by this Agreement) that would jeopardize the treatment of Medaphis's acquisition of BSG as a "pooling of interests" for accounting purposes. Following the Effective Time, Medaphis shall use its reasonable, best efforts to conduct the business of Medaphis in a manner that would not jeopardize the characterization of the Merger as a "pooling of interests" for accounting purposes.

         Section 5.14. Accountant's Review Report. BSG agrees to exercise reasonable efforts to cause Price Waterhouse to deliver to Medaphis a comfort letter dated the effective date of the Registration Statement in form and substance reasonably acceptable to Medaphis with respect to certain financial and statistical information concerning BSG included in the Registration Statement (the "PW Comfort Letter").

                             Page 64 of 103 Pages

         Section 5.15. Post-Closing Operations. Following the Closing, Medaphis agrees that certain business operations of Medaphis and BSG will be integrated and operated as described on Exhibit 5.15 to this Agreement.

         Section 5.16. Board Representation. For a period of five years following the Effective Date, Medaphis will nominate a designee of Raymond J. Noorda and Steven G. Papermaster for election as a member of Medaphis' Board of Directors.

         Section 5.17. Continuing Indemnity; Insurance. Medaphis covenants and agrees that:

         (a) All rights to indemnification and all limitations of liability existing in favor of indemnified parties under BSG's Certificate of Incorporation and Bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of three (3) years from such date; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Medaphis is notified within such period shall continue until the final disposition of such claim.

         (b) Medaphis shall use its best efforts to cause the persons serving as officers and directors of BSG immediately prior to the Effective Time to be covered for a period of three (3) years from the Effective Time by the directors' and officers' liability insurance policy maintained by BSG with respect to acts or omissions which were committed by such officers and directors in their capacity as such; provided that Medaphis may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such directors and officers.

         Section 5.18. Employees. As of the Closing Date, Medaphis shall provide all employees of BSG and each BSG ERISA Affiliate and their dependents, and all qualified beneficiaries (as defined in Section 4980B(g)(1) of the Code) entitled to continuation coverage under COBRA (the "Qualified Beneficiaries") with coverage under one or more Medaphis Benefit Plans and each Medaphis ERISA Affiliate (the "Successor Welfare Plans"), including, without limitation, health care coverage ("Coverage"), which meets the following requirements: (i) service with BSG and each BSG ERISA Affiliate prior to the Closing Date shall be credited against all service and waiting period requirements under the Successor Welfare Plans for those employees of BSG and each BSG ERISA Affiliate (and their eligible dependents) that received coverage from BSG or a BSG ERISA Affiliate as of the Closing Date, (ii) the Successor Welfare Plans shall not provide for any pre-existing condition exclusion for those employees of BSG and each BSG ERISA Affiliate (and their eligible dependents) and Qualified Beneficiaries that were entitled to coverage from BSG or a BSG ERISA Affiliate as of the Closing Date, and (iii) the deductibles in effect under the Successor Welfare Plans for the plan year in which the Closing Date occurs shall be reduced by any amounts applied towards the deductibles under the BSG Benefit Plans for the plan year in which the Closing Date occurs provided such individuals submit evidence to Medaphis sufficient to demonstrate the amount so applied against any applicable deductibles in effect under any BSG Benefit Plan.

                             Page 65 of 103 Pages

         Medaphis covenants that the service of each employee of BSG and each BSG ERISA Affiliate prior to the Closing Date shall be credited as service under the Medaphis 401(k) Plan for all purposes (including without limitation, eligibility and vesting) for those employees of BSG and each BSG ERISA Affiliate that were participants in any 401(k) plan maintained by BSG or a BSG ERISA Affiliate as of the Closing Date.

         Section 5.19. No Other Registration Rights. BSG covenants and agrees that, as of the Effective Time, the stockholders of BSG shall have no registration rights in connection with the Common Stock of Medaphis, except to the extent provided in the Registration Rights Agreement (as defined below).

         Section 5.20. Pending Acquisitions. Between the date of this Agreement and the Effective Time, BSG will cause its officers to furnish to Medaphis and its authorized representatives any and all business and legal data and other information pertaining to the Pending Acquisitions as Medaphis shall reasonably request. BSG shall be required to obtain the consent of Medaphis prior to executing a definitive agreement with respect to any Pending Acquisition; provided, that, such consent shall not be unreasonably withheld. BSG shall use its reasonable best efforts to close the Pending Acquisitions that are reviewed and approved by Medaphis.


         Section 5.21.    Certain Options, Option Plans and Warrants.

         (a) Prior to the Effective Time, BSG will:

                 (1) amend (A) Section 12 of its Third Amended and Restated Incentive Stock Option Plan, adopted by the Board of BSG on March 16, 1995, (B) Section 12 of its 1995 Incentive Stock Option Plan, adopted by the Board of BSG as of September 1, 1995, (C) Section 12 of its Amended and Restated Non-Qualified Stock Option Plan, adopted by the Board of BSG as of January 1, 1992, (D) Section 13 of each of the Non-Qualified Stock Option Agreements, dated January 15, 1996, between BSG and Michael DiGiovanni, Daryl R. Conner and Scott Manning, (E) the Non-Qualified Stock Option Agreement, dated February 1, 1996, between BSG and John T. McDonald, (F) the non-qualified stock options listed as items 6 and 7 of Section 3.4 of the BSG Disclosure Letter, and (G) the incentive stock options listed as items 5, 8, 9 and 10 of Section 3.4 of the BSG Disclosure Letter, in each case so that, upon closing of the Merger, each option outstanding under such plan, agreement or letter at the Effective Time will evidence the right to purchase the number of shares of Medaphis Common Stock equal to the product (rounded up or down as appropriate to a whole share) of (i) the number of shares of BSG Common Stock covered by such option immediately prior to the Effective Time, multiplied by
         (ii) the Conversion Ratio; and the exercise price of such options for each share of Medaphis Common Stock subject thereto shall be equal to the quotient (rounded up or down as appropriate to a whole cent) obtained by dividing (i) the per- share exercise price for shares of BSG Common Stock subject to such option immediately prior to the Effective Time, by (ii) the Conversion Ratio. With respect

                             Page 66 of 103 Pages
         to (D) - (H) of the preceding sentence, BSG shall not be obligated to perform the covenant contained in the preceding sentence if each holder of an option under any such clause prior to the Effective Time executes and delivers to Medaphis an Option Assumption Agreement relating to the option or options granted under the instrument described in such clause.

                 (2) elect, under Section IV.A of Article TWO of its 1995 Equity Purchase Plan, for each option outstanding under such plan at the Effective Time to be treated as provided in clause (ii) of the second sentence of Section IV.A of Article TWO of such plan; and, with respect to such options, Medaphis covenants and agrees with BSG to assume or replace such options in accordance with such election and such clause (ii). Medaphis and BSG shall not be obligated to perform the covenants contained in the preceding sentence if each holder of an option under such plan prior to the Effective Time executes and delivers to Medaphis an Option Assumption Agreement relating to such holder's option or options under such plan.

         (b) With respect to the Warrant Certificate, dated June 30, 1995, issued by BSG to, and held by, Insight Venture Management, Inc., Medaphis covenants and agrees to assume at the Effective Time the obligations of BSG under such Warrant Certificate, including without limitation, the provisions of
Section 5.1 of such Warrant Certificate (which provisions after the Effective Time shall apply to Medaphis); after the Effective Time such Warrant Certificate shall be exercisable to purchase shares of Medaphis Common Stock pursuant to Section 5.6 of such Warrant Certificate; and BSG covenants and agrees with Medaphis to make, prior to the Effective Time, appropriate adjustments, consistent with this Section 5.21(b) and pursuant to clause (ii) of Section 5.6, in the application of Section 5.6 to the Merger. Medaphis and BSG shall not be obligated to perform the covenants contained in the preceding sentence if the holder of such Warrant Certificate prior to the Effective Time executes and delivers to Medaphis an Option Assumption Agreement relating to the Warrant Certificate.

                             Page 67 of 103 Pages

                                   ARTICLE 6.

                             CONDITIONS TO CLOSING


         Section 6.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

                 (a) BSG Stockholder Approval. The Merger, this Agreement and the transactions contemplated hereby shall have been approved at the stockholders' meeting of BSG duly called and held in accordance with the DGCL by the holders of a majority of the outstanding shares of BSG Common Stock.

                 (b) Injunction. At the Effective Time there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or governmental agency of competent jurisdiction to the effect that the Merger may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any governmental or regulatory agency for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such agency indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

                 (c) Tax Opinion. BSG and Medaphis shall each have received a written opinion of King & Spalding concerning certain federal income tax consequences of the Merger, substantially in the form attached as Exhibit 6.1(c).

                 (d) Registration Statement. The Registration Statement shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose, or under the proxy rules of the Commission pursuant to the Exchange Act and with respect to the transactions contemplated hereby, shall be pending before or threatened by the Commission. All applicable state securities laws shall have been complied with in connection with the issuance of Medaphis Common Stock to be issued pursuant to the Merger, and no stop order suspending the effectiveness of any qualification or registration of such Medaphis Common Stock under such state securities laws shall have been issued and pending or threatened by the authorities of any such state.

                 (e) Pooling. BSG and Medaphis shall have been advised in writing, as of the Effective Time, by Deloitte & Touche, independent public accountants, that, in accordance with generally accepted accounting principles, the Merger qualifies to be treated as a "pooling of interests" for accounting purposes, and shall have been advised in writing, as of the Effective Time, by Price Waterhouse that based upon inquiries and their examination of the

                             Page 68 of 103 Pages
         financial statements of BSG they are not aware of any conditions relating to BSG that would preclude the use of "pooling of interests" accounting in connection with the Merger.

                 (f) The Nasdaq National Market Additional Shares Notification. The Medaphis Common Stock to be issued pursuant to this Agreement or pursuant to the exercise of Non-Qualified Options shall have been approved for listing on The Nasdaq National Market, subject only to official notice of issuance by Medaphis.

                 (g) Indemnification Agreement. The Indemnification Agreement in the form attached as Exhibit 6.1(g) (the "Indemnification Agreement") shall have been duly executed and delivered by the parties thereto.

                 (h) HSR Act. The applicable waiting periods shall have expired under the HSR Act.

                 (i) Parachute Payment Approval. Any payment required to be made by BSG that otherwise would constitute an "excess parachute payment" under Section 280G of the Code shall have been approved by the stockholders of BSG in a manner that complies with the shareholder approval requirements of Section 280G(b)(5)(B) of the Code.

         Section 6.2. Conditions to Obligations of Medaphis. The obligation of Medaphis to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

                 (a) Representations and Warranties. The representations and warranties of BSG set forth in Article 3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except that this condition shall not apply to Section 3.24.

                 (b) Performance of Obligations of BSG. BSG shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement.

                 (c) Opinion of BSG Counsel. Medaphis shall have received an opinion of Brobeck, Phleger & Harrison LLP, dated the Closing Date, in form and substance reasonably satisfactory to Medaphis.

                 (d) Authorization of Merger. All corporate action necessary by BSG to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

                 (e) Consents. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been

                             Page 69 of 103 Pages
         obtained or made, except for filing of the Delaware Certificate of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Medaphis and BSG following the Effective Time.

                 (f) Certificates. BSG shall have furnished Medaphis with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.2(a), (b) and (d).

                 (g) Accountant's Review Report and Letter. Medaphis shall have received the PW Comfort Letter.

                 (h) Noncompetition and Nonsolicitation Agreement. Each of the Specified Stockholders shall have executed and delivered a noncompetition and nonsolicitation agreement with Medaphis that is in form and substance mutually satisfactory to each party to such contract (the "Noncompetition and Nonsolicitation Agreements").

                 (i) Dissenters' Rights. Holders of not more than 10% of the outstanding BSG Common Stock as of the Closing Date, shall have elected to exercise appraisal rights pursuant to the DGCL.

                 (j) Options. Holders of Options listed in the BSG Disclosure Letter shall have executed and delivered to Medaphis Option Assumption Agreements with respect to their respective Option or Options.

                 (k) Preferred Stock. All outstanding shares of BSG Preferred Stock shall have been converted into shares of BSG Common Stock pursuant to applicable provisions of the Restated Certificate of Incorporation of BSG and on the basis of one share of BSG Common Stock for each share of BSG Preferred Stock.

                 (l) Employment Agreements. Each of the Specified Employees shall have executed and delivered an employment agreement with Medaphis that in substance reflects the terms described in the BSG Disclosure Letter (the "Employment Agreements").

         Section 6.3. Conditions to Obligations of BSG. The obligation of BSG to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

                 (a) Representations and Warranties. The representations and warranties of Medaphis set forth in Article 4 of this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except that this condition shall not apply to Section 4.20.

                             Page 70 of 103 Pages

                 (b) Performance of Obligations by Medaphis. Medaphis shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement.

                 (c) Opinion of Medaphis Counsel. BSG shall have received an opinion of King & Spalding, dated the Closing Date, in form and substance reasonably satisfactory to BSG.

                 (d) Authorization of Merger. All corporate action necessary by Medaphis to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

                 (e) Consents. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filing of the Delaware Certificate of Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of Medaphis and BSG following the Effective Time.

                 (f) Certificates. Medaphis shall have furnished BSG with a certificate of its appropriate officers as to compliance with the conditions set forth in Sections 6.3(a), (b) and (d).

                 (g) Accountant's Report. BSG shall have received a letter from Deloitte & Touche dated the effective date of the Registration Statement under the Securities Act, with respect to certain financial and statistical information concerning Medaphis and its subsidiaries included or incorporated by reference in the Registration Statement, in form and substance customary in transactions of the nature of the Merger.

                 (h) Registration Rights Agreement. Medaphis shall have duly executed and delivered the Registration Rights Agreement in the form attached as Exhibit 6.3(h) (the "Registration Rights Agreement").

                 (i) Noncompetition and Nonsolicitation Agreement. Medaphis shall have executed and delivered the Noncompetition and Nonsolicitation Agreement with the Specified Stockholders.

                 (j) Employment Agreements. MED shall have executed and delivered the Employment Agreements with the Specified Employees.

                             Page 71 of 103 Pages

                                   ARTICLE 7.

                                    CLOSING


         The consummation of the transactions contemplated by this Agreement are referred to as the "Closing." The "Closing Date" shall be the date on which the Closing occurs. The Closing shall occur as soon as possible following the BSG Stockholders meeting described in Section 5.5 as is reasonably practicable and in any event within three business days of the satisfaction or waiver of the other conditions set forth in Article 6; except that under no circumstance shall the Closing take place on or after July 31, 1996 (the "Termination Date"). The Closing shall take place at the offices of King & Spalding, 191 Peachtree Street, Atlanta, Georgia, or at such other place as BSG and Medaphis may agree.

                             Page 72 of 103 Pages

                                   ARTICLE 8.

                                  TERMINATION


         Section 8.1. Termination and Abandonment. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of Medaphis:

                 (a) by mutual agreement of the Boards of Directors of BSG and Medaphis;

                 (b) by BSG, if the conditions set forth in Sections 6.1 and 6.3 are not complied with or performed and such noncompliance or nonperformance has not been cured or eliminated (or by its nature cannot be cured or eliminated) by Medaphis on or before the Termination Date;

                 (c)      by Medaphis, if the conditions set forth in Sections
         6.1 and 6.2 are not complied with or performed and such noncompliance or nonperformance has not been cured or eliminated (or by its nature cannot be cured or eliminated) by BSG on or before the Termination Date; and

                 (d) by BSG or Medaphis, if after the meeting of the stockholders of BSG contemplated by Section 5.5 has been held (after giving effect to any adjournments thereof) the conditions set forth in
         Section 6.1(a) hereof have not been fulfilled.

         Section 8.2. Specific Performance and Other Remedies. The parties hereto each acknowledge that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character, and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. The parties each agree, therefore, that in the event that either party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non- breaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

         Section 8.3. Effect of Termination. In the event of termination of this Agreement pursuant to this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party or its respective officers, directors or stockholders, except for obligations under
Section 5.3(b), Section 5.10, Section 8.4, Section 9.13 and this Section, all of which shall survive the termination. Notwithstanding the foregoing, nothing contained herein shall relieve any party from liability for any breach of any covenant or agreement in this Agreement.

                             Page 73 of 103 Pages

         Section 8.4. Termination Fee.

                 (a)      If Medaphis terminates this Agreement pursuant to
         Section 8.1(c) or 8.1(d) or BSG terminates this Agreement pursuant to
         Section 8.1(b) or 8.1(d), in any such case, as a result of the failure to satisfy the closing condition in Section 6.1(a), BSG shall within five business days after such termination, pay Medaphis a fee of $5,000,000.

                 (b) If Medaphis terminates this Agreement (other than as permitted by Section 8.1 of this Agreement) or BSG terminates this Agreement pursuant to Section 8.1(b) as a result of the failure by Medaphis to perform any of its covenants, Medaphis shall, within five business days after such termination, pay BSG a fee of $5,000,000.

Except as provided in Section 9.4, in the event of a payment pursuant to this
Section 8.4, such payment (and, if applicable, the expense reimbursement contemplated by Section 9.13) shall be in full satisfaction of all obligations and liabilities of the paying party to the other, arising out of the termination of this Agreement.

                             Page 74 of 103 Pages

                                   ARTICLE 9.

                            MISCELLANEOUS PROVISIONS


         Section 9.1. Notices. All notices, communications and deliveries hereunder shall be made in writing signed by the party making the same, shall specify the Section hereunder pursuant to which it is given or being made, and shall be delivered personally or by telecopy transmission or sent by registered or certified mail or by any express mail service (with postage and other fees prepaid) as follows:

          To Medaphis or BSGSub:

                   Medaphis
                   2700 Cumberland Parkway
                   Suite 300
                   Atlanta, Georgia 30339
                   Attn: William R. Spalding, Esq.
                   Telecopy No.: (770) 431-1667

          with a copy to:

                   King & Spalding
                   191 Peachtree Street
                   Atlanta, Georgia 30303
                   Attn: Robert W. Miller, Esq.
                   Telecopy No.: (404) 572-5144

          To BSG:

                   BSG
                   701 Brazos Street
                   Austin, Texas 78701
                   Attn: Mr. Steven G. Papermaster
                   Telecopy No.: (512) 320-8377

                             Page 75 of 103 Pages
          with a copy to:

                   Mr. Carmelo M. Gordian
                   Brobeck, Phleger & Harrison LLP
                   301 Congress Avenue
                   Suite 1200
                   Austin, TEXAS 78701
                   Telecopy No.: (512) 477-5813

or to such other representative or at such other address of a party as such party hereto may furnish to the other parties in writing.

          Section 9.2. Disclosure Letters and Exhibits. The BSG Disclosure Letter and the Medaphis Disclosure Letter and all Exhibits are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

          Section 9.3. Assignment; Successors in Interest. No assignment or transfer by Medaphis, BSGSub or BSG of their respective rights and obligations hereunder prior to the Closing shall be made except with the prior written consent of the other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns, and any reference hereto shall also be a reference to a permitted successor or assign.

          Section 9.4. Investigations; Representations and Warranties. The representations and warranties of BSG set forth in this Agreement shall terminate immediately after Closing; except that the representations and warranties of BSG set forth in the last sentence of Section 3.2, the first sentence of Section 3.3, but only with respect to clause (ii), and in Sections 3.4, 3.6, 3.8, 3.9, 3.11, 3.12, 3.14, 3.18, 3.20, 3.23 and 3.24 shall not be extinguished by the Closing and shall survive the Closing Date until such time as the issuance date of the audit opinion covering the December 31, 1996 annual audited consolidated financial statements of Medaphis, but in no event longer than one year following the Closing Date, except that the representations and warranties contained in Section 3.4 shall survive until the expiration of the statute of limitations applicable to each such representation or warranty (the "Survival Period"). The representations and warranties of Medaphis and BSGSub set forth in the last sentence of Section 4.2, and in Sections 4.4, 4.7, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.16(b), (c) and (g), 4.18, 4.19 and 4.20 shall not be extinguished by the Closing and shall survive the Closing Date and shall terminate at the expiration of the Survival Period. Notwithstanding anything to the contrary set forth in this Section 9.4, this Section shall not limit or restrict BSG's or Medaphis's remedy against the other or any other person for fraud, willful misconduct, bad faith or any other intentional breach of any representation, warranty or covenant contained herein. The covenants and agreements of each of Medaphis, BSGSub and BSG set forth in this Agreement and the exhibits to this Agreement shall survive the Closing and shall remain in full force and effect until performed or satisfied by the applicable party responsible for the same in this Agreement or the exhibits to this Agreement. The respective representations and warranties of Medaphis, BSGSub and

                             Page 76 of 103 Pages

BSG contained herein or in any certificate, or other document delivered by any party prior to Closing shall not be deemed waived or otherwise affected by any investigation made by a party hereto.

          Section 9.5. Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other gender.

          Section 9.6. Captions. The titles, captions and table of contents contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Exhibits are references to Exhibits to this Agreement and the BSG Disclosure Letter and the Medaphis Disclosure Letter.

          Section 9.7. Controlling Law; Integration; Amendment.

                   (a) This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to Delaware's choice of law rules and the parties hereto hereby agree that any legal proceeding instituted with respect to this Agreement shall be brought in Atlanta, Georgia and the parties hereby submit to personal jurisdiction therein and agree that venue properly lies therein. This Agreement supersedes all negotiations, agreements and understandings among the parties with respect to the subject matter hereof and constitutes the entire agreement among the parties hereto.

                   (b) This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto.

          Section 9.8. BSG and Medaphis Knowledge. As used in this Agreement, the terms "the best knowledge of the BSG Executives," "known to the BSG Executives" or words of similar import used herein with respect to BSG shall mean the actual knowledge of any BSG Executive, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and after exercising reasonable diligence with respect to the matters at hand. The "BSG Executives" shall consist of Messrs. Steven G. Papermaster, David S. Lundeen, Robert E. Pickering, Jr. , and Gregory A. Grosh. As used in this Agreement, the terms "the best knowledge of the Medaphis Executives," "known to the Medaphis Executives" or words of similar import used herein with respect to Medaphis shall mean the actual knowledge of any Medaphis Executive, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and after exercising reasonable diligence with respect to the matters at hand. The "Medaphis Executives" shall consist of Messrs. Randolph G. Brown, Timothy J. Kilgallon, Michael R. Cote and William R. Spalding.

          Section 9.9. Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or

                             Page 77 of 103 Pages
unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereto waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

          Section 9.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

          Section 9.11. Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, and their successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such person, firm or corporation being deemed a third party beneficiary of this Agreement.

          Section 9.12. Waiver. At any time prior to the Effective Time, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may, to the extent legally permitted: (i) extend the time for the performance of any of the obligations or other acts of any other party; (ii) waive any inaccuracies in the representations or warranties of any other party contained in this Agreement or in any document or certificate delivered pursuant hereto; (iii) waive compliance or performance by any other party with any of the covenants, agreements or obligations of such party contained herein; and (iv) waive the satisfaction of any condition that is precedent to the performance by the party so waiving of any of its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by one party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

          Section 9.13. Fees and Expenses. Medaphis shall pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, but not limited to, the fees, costs and expenses of its financial advisors, accountants and counsel. BSG shall pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, but such fees, costs and expenses shall not exceed in the aggregate the sum of the amounts of fees specified in the BSG Disclosure Letter and the reasonable fees and expenses of accountants and counsel for BSG.

                             Page 78 of 103 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the date first above written.


                                               MEDAPHIS CORPORATION

[Corporate Seal]

Attest:                                       By:  /s/ Randolph G. Brown
                                                 -------------------------
                                                Title: President, Chairman &
                                                       Chief Executive Officer
By: /s/ William R. Spalding
   -------------------------
  Title: Senior Vice President-Administration
         & General Counsel


                                              BSGSUB, INC.

[Corporate Seal]

Attest:                                       By: /s/ Randolph G. Brown
                                                 -------------------------
                                                Title: President
By: /s/ William R. Spalding
   -------------------------
  Title: Assistant Secretary

                                              BSG CORPORATION

[Corporate Seal]

Attest:                                       By: /s/ Steven G. Papermaster
                                                 ----------------------------
                                                Title: Chairman, Chief Executive
                                                       Officer & President
By: /s/ David S. Lundeen
   -----------------------
  Title: Executive Vice President

                             Page 79 of 103 Pages

                                                                     EXHIBIT 1.2

                       PARTIES TO STOCKHOLDERS AGREEMENT


Steven G. Papermaster
Mark Rogers
NFT Ventures, Inc.
NP Ventures Ltd.


                             Page 80 of 103 Pages

                                                                     EXHIBIT 1.4

                       DIRECTORS OF SURVIVING CORPORATION


Randolph G. Brown
Michael R. Cote
William R. Spalding
Steven G. Papermaster

                             Page 81 of 103 Pages

                                                                     EXHIBIT 1.5

                       OFFICERS OF SURVIVING CORPORATION


Steven G. Papermaster                                Chairman of the Board and Chief Executive Officer

David S. Lundeen                                     Executive Vice President and Chief Financial Officer

Robert E. Pickering, Jr.                             Executive Vice President

Randolph G. Brown                                    Co-Chairman of the Board

William R. Spalding                                  Senior Vice President-General Counsel and Secretary

Michael R. Cote                                      Senior Vice President and Assistant Secretary

Jon Anderson                                         Vice President-Purchasing and Administration

Caryn Dickerson                                      Vice President-Treasurer



                             Page 82 of 103 Pages

                                                                    EXHIBIT 5.15

                            POST-CLOSING OPERATIONS


1. New Organization. BSG will be the parent/umbrella organization for all of Medaphis's process re-engineering and systems integration companies and capabilities (collectively, the "Relevant Businesses"). Imonics, BSG Alliance/IT and other Relevant Businesses will become subsidiaries or divisions of BSG and will form a part of the "BSG (Business Systems) Group". The head of Imonics (as well as any future Relevant Businesses) will report to the new BSG. The heads of the Relevant Businesses, along with such executives and Mr. Papermaster, will form the executive committee of the BSG Group (and BSG Alliance/IT). The corporate structure of the BSG Group will be modified as needed to accommodate tax and regulatory considerations.

2.       Headquarters. The BSG Group shall remain headquartered in Austin,
         Texas.

3. Logos, Trade Names, etc. The BSG logo and "tag" line will continue to be used by BSG, which will also be known as a "Medaphis Company". Imonics and other Relevant Businesses may continue in their current names, but each will also be known as a "BSG Company". BSG (through Mr. Papermaster) will have responsibility, subject to approval by Medaphis, for establishing the mission and vision of the BSG Group.

4. Board of Advisors, etc. New BSG will maintain a separate board of advisors which will provide advice to Mr. Papermaster in connection with the operation of BSG and the Relevant Businesses. Mr. Papermaster will be chairman of the Board of Advisors and will be CEO of the BSG Group and BSG Corporation.

5. Other. BSG will maintain separate financial records. Medaphis and BSG will enter into defined long term (five year), third party technology development and management contracts with other Medaphis business entities, which contracts will provide for arms-length profitability and will be terminable for cause.

                             Page 83 of 103 Pages

                                                                       EXHIBIT C


                         REGISTRATION RIGHTS AGREEMENT

                                                                    May 6, 1996

NFT Ventures, Inc.
Attn: Mr. Mark Rogers
12950 Saratoga Avenue, Suite B
Saratoga, CA 95070

NP Ventures, Ltd.
701 Brazos Street
Suite 700
Austin, TX 78701

Mr. Steven G. Papermaster
701 Brazos Street
Suite 700
Austin, TX 78701

Dear Sirs:

          This letter will confirm that in order to induce BSG Corporation, a Delaware corporation ("BSG"), to consummate the transactions contemplated under that certain Merger Agreement, dated as of March 15, 1996, by and among Medaphis Corporation, a Delaware corporation ("Medaphis"), BSGSub, Inc., a Delaware corporation and a wholly owned subsidiary of Medaphis ("BSGSub"), and BSG (the "Merger Agreement"), and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged and confirmed, Medaphis covenants and agrees with each of NFT Ventures, Inc., a Utah corporation ("NFT"), Steven G. Papermaster, an individual resident of the State of Texas ("Papermaster"), and NP Ventures, Ltd., a Texas limited partnership ("NP"), (NFT is individually referred to as a Principal; NP and Papermaster are collectively referred to as a Principal, and as such with NFT are collectively referred to as the "Principals" in this Agreement) as follows:

          1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                   BSG Stock means the common stock, par value $.001 per share, of BSG.

                   Commission means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.



                             Page 84 of 103 Pages

                   Medaphis Stock means the voting common stock, par value $.01 per share, of Medaphis.

                   Pooling Period means the period beginning at the Effective Time of the Merger and running through such time as financial results covering at least thirty days of combined operations of Medaphis and BSG shall have been published by Medaphis within the meaning of
          Section 201.01 of the Commission's Codification of Financial Reporting Policies.

                    Registration Expenses means the expenses so described in
          Section 8 of this Agreement.

                   Registration Shares means the shares of Medaphis Stock issued to the Principals pursuant to the Merger Agreement (as adjusted in accordance with Section 10 of this Agreement), the certificates representing which bear the legend set forth in Section 2 below.

                   Securities Act means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

                   Selling Expenses means the expenses so described in Section 8 of this Agreement.

          In addition to the foregoing defined terms, any capitalized terms used in this Agreement with out definition have the meanings ascribed to such terms in the Merger Agreement.

          2. Medaphis Stock Legend. Each certificate representing the Registration Shares will be stamped or otherwise imprinted with a legend substantially in the following form:

                 "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAVE BEEN ISSUED TO AN AFFILIATE IN A MERGER TRANSACTION SUBJECT TO RULE 145 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE APPLICABLE REQUIREMENTS OF RULE 145 UNDER THE ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR IN A TRANSACTION WHICH IS NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT AND IN THE CASE OF A TRANSACTION NOT SUBJECT TO SUCH REGISTRATION REQUIREMENTS UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY

                            Page  85 of 103 Pages

   TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE ACT."

          Each certificate issued upon exchange or transfer of any such Registration Shares will bear the legend set forth in this Section 2, except that such certificate will not bear such legend if (i) such transfer is in accordance with the applicable provisions of Rule 145 under the Securities Act,
(ii) such transfer is made pursuant to an effective registration statement under the Securities Act, or (iii) Medaphis is provided with an opinion of counsel reasonably satisfactory to Medaphis to the effect that such transfer of the Registration Shares may be effected without registration under the Securities Act and that the transferee and any subsequent transferee (other than an affiliate of Medaphis) would be entitled to transfer such securities in a public sale without registration under the Securities Act.

          3.       Demand Registration.

                   (a) At any time during the period beginning on the first anniversary of the Closing Date and ending on the Termination Date, either Principal may request that Medaphis register the Registration Shares under the Securities Act for public sale, provided that in no event shall such requests exceed two in the aggregate for both Principals, (the "Demand Rights"). Any such Demand Rights request must be in writing signed by a Principal holding then outstanding Registration Shares and must designate the specific number of Registration Shares proposed to be sold by each of the Principals in such public offering and the proposed plan of distribution for the Registration Shares. Prior to providing Medaphis with any such Demand Rights request, such Principal shall provide reasonable notice to the other Principal of his intention to so request a Demand Right and provide such other Principal with the opportunity to sell Registration Shares in connection with such registration.

                   (b) Notwithstanding anything to the contrary set forth in this Section 3, Medaphis shall have no obligation hereunder to: (i) register Registration Shares if such registration involves 1,000,000 or fewer Registration Shares; or (ii) maintain the effectiveness of any registration statement filed pursuant to this Section 3 for a period of time exceeding the Distribution Period (as defined in Section 5(g) below).

                   (c) Medaphis shall be entitled in its sole discretion to delay the filing of the registration statement covering such Registration Shares to coincide with the next open trading window for directors and executive officers of Medaphis following the release by Medaphis of quarterly or annual summary statements of revenues and earnings; provided, however, that in no event shall Medaphis be permitted hereunder to delay the filing of such registration statement for a period of more than forty-five days from the date of receipt of the request for Demand Rights specified in Section 3 (a) of this Agreement; provided, further, however, that with respect to the initial demand registration requested by a Principal, Medaphis shall not be permitted to delay the filing of such registration statement for a period exceeding thirty days.

                             Page 86 of 103 Pages

                   (d) Notwithstanding anything to the contrary set forth in this Section 3, if the Principals exercise a Demand Right and subsequently inform Medaphis in writing that (i) they desire to withdraw such registration or (ii) they are unable to sell in excess of 50% of the Registration Shares covered by such registration statement due to a deterioration in market conditions or other bona fide reason and the Principals reimburse Medaphis for all Registration Expenses incurred by Medaphis in connection with such terminated registration, then the Principals shall be deemed not to have exercised the Demand Right under this Agreement and shall be permitted to exercise such right in accordance with the terms of Section 3(a) of this Agreement on one additional occasion; provided, however, that the Principals shall be entitled to withdraw a demand registration and preserve the Demand Right under this Section 3(d) on one occasion only.

                   (e) Notwithstanding Section 3(d), Medaphis shall have the right, exercisable by written notice to the Principals within thirty days after receipt of their request to effect a registration, to include Medaphis's shares in such registration, in which event such registration shall be deemed to be Medaphis-initiated registration, and the Principals shall have the right to include their Registration Shares to the extent permitted under Section 4. No registration statement initiated by Principals hereunder shall count as a demand registration under this Section 3(e) unless and until a registration statement with respect to the Registration Shares covered by the demand shall have been declared effective (also subject to the provisions of Section 3(d)).

          4. Incidental Registration. If at any time following the Pooling Period and prior to the Termination Date, Medaphis proposes to register any Medaphis Stock under the Securities Act (other than on Forms S-4, S-8 or any other form which does not permit registration of securities by selling Principals for sale to the public for cash) in connection with the proposed offer and sale for cash either for its own account or on behalf of any holder of Medaphis Stock (but not any holder of any security convertible into or exchangeable or exercisable for Medaphis Stock), it will give written notice to each of the Principals of its intention to do so. Upon the written request of either of the Principals, given within five business days after receipt of any such notice, to register any of such Principal's Registration Shares, Medaphis will use its reasonable efforts to cause the Registration Shares as to which registration has been so requested to be included in the shares of Medaphis Stock to be covered by the registration statement proposed to be filed by Medaphis, all to the extent required to permit the sale or other disposition by such Principal (in accordance with its written request) of such Registration Shares so registered. If a registration effected pursuant to this Section 4 involves a firm commitment underwritten public offering, Medaphis shall have the sole right to select the managing underwriters. The managing underwriters for such offering shall have the authority to reduce the number of Registration Shares to be included in such registration if and to the extent they are of the opinion that inclusion of such Registration Shares would adversely affect the marketing of the Medaphis Stock to be sold under such offering. Any such reduction or cutback in the shares included in any such offering shall be effected in accordance with the following priorities: (a) First, the managing underwriters shall exclude shares ("Piggyback Shares") of Medaphis Stock included in such registration by stockholders (including the Principals) by virtue of incidental or piggyback registration rights (but not demand registration rights) granted to such stockholders, which exclusion shall be effected on a pro rata basis based upon the number

                             Page 87 of 103 Pages
of shares of Medaphis Stock so requested to be registered in such offering by all such stockholders proposing to sell Piggyback Shares, subject to any incidental registration rights which are superior to the registration rights of the Principals pursuant to this Section 4, which superior rights were granted prior to the date of this Agreement; and (b) Second, and only to the extent necessary and after the exclusion of all Piggyback Shares, the managing underwriters shall exclude shares of Medaphis Stock included in such registration by Medaphis and any stockholder of Medaphis who shall have exercised a demand registration right in connection with such offering, which exclusion shall be effected on a pro rata basis based upon the number of shares of Medaphis Stock proposed to be registered on behalf of Medaphis and on behalf of any such holder of demand registration rights. Notwithstanding anything to the contrary contained in this Section 4, if there is a firm commitment underwritten public offering of Medaphis Stock pursuant to which a Principal has incidental registration rights under this Section 4 and such Principal elects to sell Registration Shares in connection with such underwritten public offering, such Principal shall enter into an agreement (the "Lockup Agreement"), pursuant to which such Principal shall refrain from selling any Registration Shares (other than Registration Shares included in such Registration) then owned by such Principal during the period of distribution of Medaphis Stock by such underwriters and for a period of ninety days following the effective date of such registration; provided, however, that such Principal shall be required to enter into the Lockup Agreement if, and only if, directors and executive officers of Medaphis enter into an agreement similar to the Lockup Agreement.

          5. Registration Procedures. If and whenever Medaphis is required by the provisions of Sections 3 or 4 of this Agreement to effect the registration of any of the Registration Shares under the Securities Act, Medaphis shall, as expeditiously as practical:

                   (a) prepare and file with the Commission a registration statement on the applicable form with respect to such Registration Shares and use its reasonable best efforts to cause such registration statement to become and remain effective for the Distribution Period, but no longer and to promptly notify the Principals of when such registration statement and any amendment to such registration statement becomes effective, and to provide the Principals with reasonable access to any written comments received from the Commission in connection with such registration and any written responses to such registration statement and any stop order received from the Commission in connection with such registration statement;

                   (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep such registration statement effective for the Distribution Period, but no longer, and to comply with the provisions of the Securities Act with respect to the disposition of all Registration Shares covered by such registration statement;

                   (c) furnish to each Principal such number of copies of the registration statement and the prospectus included in such registration statement (including each preliminary prospectus) as such persons may reasonably request in order to facilitate the public sale or other disposition of the Registration Shares covered by such registration statement;

                             Page 88 of 103 Pages

                   (d) use its reasonable best efforts to register or qualify the Registration Shares covered by such registration statement under the securities or blue sky laws of such jurisdictions as the Principals or, in the case of an underwritten public offering, the managing underwriters, shall reasonably request; provided, however, that Medaphis shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified;

                   (e) immediately notify each Principal selling Registration Shares under such registration statement and each underwriter, at any time when a prospectus relating to such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements in such registration statement not misleading in the light of the circumstances then existing and prepare a supplement to or an amendment to such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated in such registration statement or necessary to make the statements in such registration statement not misleading in the light of the circumstances then existing;

                   (f) use its reasonable best efforts to furnish, at the request of either Principal, on the date that Registration Shares are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing Medaphis in connection with such registration, addressed to the underwriters or broker(s) and to such Principal, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness of such registration statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus, and each amendment or supplement of such registration statement or prospectus, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission under the Securities Act (except that such counsel need express no opinion as to the financial statements and the other financial and statistical data contained or incorporated by reference in such registration statement or prospectus) and (C) to such other effects as may reasonably be requested by counsel for the underwriters or broker(s), and (ii) a letter dated such date from the independent public accountants retained by Medaphis, addressed to the underwriters or broker(s) and to such Principal, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of Medaphis included or incorporated by reference in the registration statement or the prospectus, or any amendment or supplement of such registration statement or prospectus, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters may reasonably request;

                             Page 89 of 103 Pages

                   (g) make available for inspection by each Principal, any underwriter participating in any distribution pursuant to such registration statement and any attorney, accountant or other agent retained by such Principal or underwriter, all financial and other records, pertinent corporate documents and properties of Medaphis, and cause Medaphis's officers, directors and employees to supply all information reasonably requested by any such Principal, underwriter, attorney, accountant or agent in connection with such registration statement.

                   The period of distribution (the "Distribution Period") of Registration Shares in a firm commitment underwritten public offering shall be deemed to extend until, but not beyond, such time as each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registration Shares in any other registration shall extend until, but not beyond, the earlier of the sale of all Registration Shares covered by such registration or ninety days following the effective date of the registration statement utilized in connection with such registration under the Securities Act. Medaphis shall have the right to deregister with the Commission any Registration Shares which remain unsold at the conclusion of any Distribution Period.

          6. Principals' Cooperation. In connection with each registration pursuant to Sections 3 and 4 of this Agreement, the Principals selling Registration Shares shall furnish in writing to Medaphis and any underwriter participating in such offering such information with respect to themselves and the proposed distribution by them as is reasonably necessary in order to assure compliance with federal and applicable state securities laws.

          7. Underwriting Agreement. In connection with each registration pursuant to Sections 3 or 4 of this Agreement covering an underwritten public offering, Medaphis and the Principals agree to enter into a written agreement with the managing underwriters in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters and companies of Medaphis's size and investment stature; provided, however, that such agreement shall not contain any such provision applicable to Medaphis or the Principals which is inconsistent with the provisions of this Agreement; provided, further, however, that the time and place of the closing under said agreement shall be as mutually agreed upon between Medaphis and such managing underwriters.

          8.       Expenses.

                   (a) All expenses incurred by Medaphis in connection with the registration contemplated by Sections 3 and 4 of this Agreement, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for Medaphis, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, but excluding any Selling Expenses, are called "Registration Expenses" in this Agreement. All underwriting discounts, selling commissions and brokerage fees, fees and expenses of each of the Principal's counsel and expenses applicable to the sale of Registration Shares are in this Agreement called "Selling Expenses."

                             Page 90 of 103 Pages

                   (b) Medaphis will pay all Registration Expenses in connection with each registration statement filed pursuant to Section 3 or 4 of this Agreement; provided, however, that Medaphis shall not be obligated to pay any Registration Expenses if in the written opinion of Medaphis's independent auditors payment of any such Registration Expenses by Medaphis would cause the Merger pursuant to the Merger Agreement to be accounted for on any basis other than a "pooling of interests." Registration Expenses to the extent not paid by Medaphis, and all Selling Expenses in connection with any registration statement filed pursuant to Section 3 or 4 of this Agreement, shall be borne by the participating Principals in proportion to the number of Registration Shares sold or proposed to be sold by such Principals in such registration in relation to the total number of shares sold or proposed to be sold by all parties under such registration statement.

          9.       Indemnification.

                   (a) In the event of a registration of any of the Registration Shares under the Securities Act pursuant to Section 3 or 4 of this Agreement, Medaphis will indemnify and hold harmless each Principal selling Registration Shares under such registration (a "Selling Principal"), each underwriter of Registration Shares under such registration, if any, each broker, dealer or any other similar person acting on behalf of such Principal and each other person, if any, who controls any of the foregoing persons within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any of the foregoing persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect of this Agreement) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registration Shares were registered under the Securities Act pursuant to Sections 3 or 4 of this Agreement, any preliminary prospectus or final prospectus contained in such registration statement, or any amendment or supplement of this Agreement, or arise out of or are based upon the omission or alleged omission to state in such registration statement a material fact required to be stated in such registration statement or necessary to make the statements in such registration statement not misleading, and will reimburse each such Selling Principal, each such underwriter, broker, dealer or other person acting on behalf of such Principal and each such controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Medaphis will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Principal, such underwriter, broker, dealer or other person acting on behalf of such Principal or such controlling person in writing specifically for use in such registration statement or prospectus.

                   (b) In the event of a registration of any of the Registration Shares under the Securities Act pursuant to Sections 3 or 4 of this Agreement, each Selling Principal under such registration, will indemnify and hold harmless Medaphis and each person, if any, who controls Medaphis within the meaning of the Securities Act, each officer of Medaphis who signs the registration statement, each director of Medaphis, each underwriter and each person who controls

                             Page 91 of 103 Pages
any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which Medaphis or such officer or director or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect of such losses, claims, damages or liabilities) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registration Shares were registered under the Securities Act pursuant to Section 3 or 4 of this Agreement, any preliminary prospectus or final prospectus contained in such registration statement, or any amendment or supplement of such registration statement this Agreement, or arise out of or are based upon the omission or alleged omission to state in such registration statement a material fact required to be stated in such registration statement or necessary to make the statements in such registration statement not misleading, and will reimburse Medaphis and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that such Selling Principal will be liable under this Agreement in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such Selling Principal, furnished in writing to Medaphis by such Selling Principal specifically for use in such registration statement or prospectus; provided, further, however, that the liability of each Selling Principal under this Agreement shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of shares sold by such Selling Principal under such registration statement bears to the total public offering price of all securities sold under such registration statement, but not to exceed the net proceeds received by such Selling Principal from the sale of Registration Shares covered by such registration statement.

                   (c) Promptly after receipt by an indemnified party under this Agreement of notice of the commencement of any action, such indemnified party shall, if a claim in respect of such action is to be made against the indemnifying party under this Agreement, notify the indemnifying party in writing of such claim, but the omission so to notify the indemnifying party as provided in this Agreement shall not relieve the indemnifying party of its obligations under this Section 9 except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement of such action, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense of such action with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense of such action, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense of such action other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded based upon advice of counsel that there

                             Page 92 of 103 Pages
may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, then the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

                   (d) Notwithstanding the foregoing, in any such action, any indemnified party shall have the right to retain its own counsel, but the fees and disbursements of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party shall have failed to retain counsel for the indemnified person as aforesaid or (ii) the indemnifying party and such indemnified party shall have mutually agreed to the retention of such counsel. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the fees and disbursements of more than one separate firm qualified in such jurisdiction to act as counsel for the indemnified party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

                   (e)     If the indemnification provided for in paragraphs
(a) and (b) of this Section 9 is unavailable or insufficient to hold harmless an indemnified party under such paragraphs in respect of any losses, claims, damages or liabilities or actions referred to in such paragraphs, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party, as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of Medaphis, on the one hand, and such Selling Principal, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give the notice required under such paragraphs. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by Medaphis, on the one hand, or such Selling Principal, on the other hand, and to the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Medaphis and the Principals agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if the Principals were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or actions referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the Selling Principals shall not be required to contribute any amount in excess of the amount, if any, by which the total price at which the

                             Page 93 of 103 Pages

Registration Shares sold by each such Selling Principal was offered to the public exceeds the amount of any damages which they have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) is entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

                   (f) The indemnification of underwriters provided for in this Section 9 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters. To the extent Medaphis agrees to provide such underwriters with indemnification rights which differ in substance from the rights offered the Selling Principals in this Section 9, then the indemnification of the Selling Principals in such underwriting shall at such Selling Principal's request be modified to conform to such terms and conditions.

          10. Changes in Medaphis Stock. To the extent that there are any changes in Medaphis Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted to the Principals under this Agreement shall continue with respect to the Registration Shares as so changed.

          11. Rule 144 Matters. For so long as the Principals hold Registration Shares and this Agreement has not terminated pursuant to Section 12 of this Agreement, Medaphis agrees to exercise reasonable good faith efforts to:

                   (a) Make and keep public information generally available, as those terms are defined in Rule 144 under the Securities Act, at all times subsequent to the Effective Time;

                   (b) File with the Commission in a timely manner reports and other documents required of Medaphis under the Securities Act and the Exchange Act to be so filed; and

                   (c) Furnish to any Principal, so long as such Principal owns any Registration Shares, promptly upon a written request for the same:

                           (i) A written statement by Medaphis that it has complied with the reporting requirements of Rule 144 under the Securities Act; and

                           (ii) Such other information as may be reasonably requested by such Principal to enable such Principal to avail himself of any rule or regulation of the Commission which permits the sale of securities without registration under the Securities Act.

          12. Termination. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement shall terminate and be of no further force or effect upon the earlier to occur of:

                             Page 94 of 103 Pages

(a) such time as the Principals shall be able to sell all remaining Registration Shares then outstanding within a six month period under Rule 144 under the Securities Act; (b) such time as the Principals shall have disposed of all of the Registration Shares; or (c) the date of the fifth year anniversary of the Closing Date (the "Termination Date"); provided, however, that no termination of this Agreement shall affect the parties obligations under Sections 8 and 9 of this Agreement, which Sections shall survive any termination of this Agreement.

          13. Representations and Warranties of Medaphis and the Principals.

                   (a) Medaphis represents and warrants to the Principals as follows:

                           (i) The execution, delivery and performance of this Agreement by Medaphis have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws of Medaphis, or any provision of any material indenture, agreement or other instrument to which it or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such material indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of Medaphis; and

                           (ii) This Agreement has been duly executed and delivered by Medaphis and constitutes the legal, valid and binding obligation of Medaphis, enforceable against Medaphis in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles, the discretion of courts in granting equitable remedies and public policy considerations.

                   (b) Each of the Principals represents and warrants to Medaphis as follows:

                           (i) The execution, delivery and performance of this Agreement by such Principal has been duly authorized and will not violate any provision of law, any order of any court or any agency of government, or any provision of any material indenture or agreement or other instrument to which it or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under such material indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, or encumbrance of any nature whatsoever upon any of the properties or assets of such Principal; and

                           (ii) This Agreement has been duly executed and delivered by such Principal and constitutes the legal, valid and binding obligation of such Principal,

                             Page 95 of 103 Pages
                   enforceable against such Principal in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditors' rights generally, general equitable principles, the discretion of courts in granting equitable remedies and public policy considerations.

          14.      Miscellaneous.

                   (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties to this Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of the parties to this Agreement whether so expressed or not.

                   (b) All notices, requests, consents and other communications under this Agreement shall be in writing and delivered personally or by telecopy transmission or sent by registered or certified mail or by any express mail service, postage or fees prepaid, addressed as follows:

          To Medaphis:

                   Medaphis Corporation
                   2700 Cumberland Parkway
                   Suite 300
                   Atlanta, Georgia  30339
                   Attn:  William R. Spalding, Esq.
                   Telecopy No.:  (770) 432-1667

          with a copy to:

                   King & Spalding
                   191 Peachtree Street
                   Atlanta, Georgia  30303-1763
                   Attn:  Robert W. Miller, Esq.
                   Telecopy No.:  (404) 572-5144

          To the Principals:

                   NFT Ventures, Inc.
                   Mr. Mark Rogers
                   12950 Saratoga Avenue, Suite B
                   Saratoga, CA 95070

                   NP Ventures, Ltd.
                   Mr. Steven G. Papermaster
                   701 Brazos Street

                             Page 96 of 103 Pages

                   Suite 700
                   Austin, TX 78701

          with a copy to:

                   Brobeck, Phleger & Harrison LLP
                   301 Congress Avenue
                   Suite 1200
                   Austin, Texas 78701
                   Attn: Mr. Carmelo M. Gordian
                   Telecopy No.:  (512) 477-5813

or, in any case, at such other address or addresses and telecopy number or numbers as shall have been furnished in writing to Medaphis (in the case of a Principal) or to the Principals (in the case of Medaphis).

                   (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to Delaware's choice of law rules.

                   (d) This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement.

                   (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                   (f) The registration and other rights granted to the Principals under this Agreement are non- transferrable and cannot be assigned or transferred in any manner to any third-party without the prior written consent of Medaphis. Notwithstanding the foregoing, the Principal may assign the registration rights granted to the Principal herein to no more than ten:
(i) private or public foundations exempt from federal income taxation pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, to which Registration Shares have been transferred in transactions that do not result in the recognition of taxable income or capital gain for federal income tax purposes; and/or (ii) revocable or irrevocable inter vivos trusts, partnerships or other entities to which Registration Shares have been transferred in transactions that do not result in the recognition of taxable income or capital gain for federal income tax purposes.

                   (g) With the written consent of the holders of eighty percent of the then outstanding Registration Shares and the written consent of Medaphis, the obligations of Medaphis and the rights of the Principals under this Agreement may be waived or modified (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely); provided, however, that no such waiver or modification shall reduce the aforesaid proportion of Registration Shares, the holders of which are required to consent to any waiver or modification of this
Section 14(g), without the consent of holders of all of the then

                             Page 97 of 103 Pages
outstanding Registration Shares. Upon effectuation of any such waiver or modification under this Section 14(g), Medaphis agrees to promptly give written notice of such waiver or modification to the holders of the Registration Shares who have not previously consented to such waiver or modification in writing.

                   (h)     Each Principal acknowledges that by operation of
Section 14(g) of this Agreement, the holders of eighty percent of the then outstanding Registration Shares will, subject to the limitations contained in
Section 14(g), have the right and power to diminish or eliminate certain rights of the Principals under this Agreement.

                   (i) If any provision of this Agreement or the application of any such provision to any person or circumstance shall preclude the use of "pooling of interests" accounting treatment in connection with the Merger, then such provision shall be of no force and effect to the extent, and solely to the extent, necessary to preserve such accounting treatment for the Merger, and in that event, the remainder of this Agreement shall not be affected, and in lieu of such provision there shall be added as part of this Agreement a provision as similar in terms as may be possible for the Merger to be treated as a "pooling of interests" for accounting purposes.

                             Page 98 of 103 Pages

                   Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this letter, whereupon this letter (herein sometimes called this "Agreement") shall be a binding agreement between Medaphis and the Principals.

                                                     Very truly yours,


Attest:                                              MEDAPHIS CORPORATION

By: /S/                                              By: /S/ Randolph G. Brown
   -----------------------------------------            ---------------------------------------
  Title:                                               Title: President, Chairman and Chief Executive Officer
        ------------------------------------                 ------------------------------------------------


                                                     AGREED TO AND ACCEPTED
                                                     AS OF THE DATE FIRST
                                                     ABOVE WRITTEN.

                                                     NFT VENTURES, INC.
Attest:

By: /S/                                              By: /S/ Raymond J. Noenda
   -----------------------------------------            ---------------------------------------
  Title:                                               Title:  President
        ------------------------------------                 ----------------------------------


                                                     NP VENTURES, LTD.

                                                     By: Powershift Partners, Ltd., its general
                                                     partner
Attest:

By:  /S/                                             By: /S/ Steven G. Papermaster
   -----------------------------------------            ---------------------------------------
  Title:                                               Title: President
        ------------------------------------                 ----------------------------------


Attest:

By:  /S/                                              /S/ Steven G. Papermaster
   -----------------------------------------         ------------------------------------------
                                                     Steven G. Papermaster

                             Page 99 of 103 Pages

                                AFFILIATE LETTER


                                  May 6, 1996




Medaphis Corporation
2700 Cumberland Parkway
Suite 300
Atlanta, Georgia 30339

Gentlemen:

     The undersigned, an officer, director or stockholder of BSG Corporation, a Delaware corporation ("BSG"), may receive certain shares (the "Shares") of common stock, par value $.01 per share of Medaphis Corporation, a Delaware corporation ("Medaphis"), upon the consummation of the merger (the "Merger") of BSGSub, Inc., a Delaware corporation and a wholly owned subsidiary of Medaphis ("BSGSub") with and into BSG, pursuant to which BSG shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware and the separate corporate existence of BSGSub shall cease, pursuant to the Merger Agreement, dated as of the date hereof, by and among Medaphis, BSGSub and BSG.

     In connection with the receipt of the Shares, if any, by the undersigned in the Merger, the undersigned represents to and agrees with Medaphis that the undersigned will not make any offer to sell, transfer or otherwise dispose of any of the Shares in any transaction, public or private, except in accordance with the applicable provisions of the Securities Act of 1933, as amended (the "Act"), including, to the extent applicable, Rule 145 promulgated pursuant to the Act, as such Act and Rule 145 may be amended. Moreover, the undersigned will not sell, transfer or otherwise dispose of any of the Shares, or in any other way reduce the undersigned's risk with respect to the Shares, as contemplated by APB Opinion No. 16, until such time as financial results covering at least thirty days of combined operations of Medaphis and BSG ("financial results") have been published ("published") within the meaning of
Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies; provided, however, that the undersigned shall be permitted to make sales to the extent permitted by applicable accounting rules and regulations promulgated by the Securities and Exchange Commission ("SEC Rules"). The undersigned and Medaphis hereby agree that financial results shall be published by Medaphis as soon as reasonably practicable following the availability of financial results for the quarter ended June 30, 1996.

     The undersigned further agrees that Medaphis shall not be required to transfer any of the


                             Page 100 of 103 Pages

Medaphis Corporation
May 6, 1996
Page 2




Shares unless: (a) the financial results referred to in the preceding paragraph have been published (except to the extent transfers are permitted by the SEC Rules); and (b)(i) it shall have received evidence reasonably satisfactory to it of compliance with the provisions of Rule 145 as to the sale of such Shares by the undersigned, or (ii) the transfer results from a sale of such Shares pursuant to an effective registration statement under the Act, or (iii) it shall have received an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to Medaphis, to the effect that such transfer would not violate, or make the issuance of the Shares to the undersigned a violation of, the provisions of the Act. The certificate(s) representing the Shares will bear a legend to the foregoing effects, and Medaphis will instruct its transfer agent for the Shares to place appropriate stop orders on the stock transfer records to reflect such provisions.

     The undersigned represents that the undersigned does not currently have any arrangement, agreement, or understanding regarding the sale of the Shares.

                                                  Very truly yours,


                                                  NFT Ventures, Inc.

                                                  By:   /s/ Raymond J. Noorda
                                                        ---------------------
                                                       Title:  President


The foregoing is accepted and agreed to as of the date first above written:

MEDAPHIS CORPORATION


By: /s/
    ---------------------------------------


                            Page 101 of 103 Pages

                                AFFILIATE LETTER


                                  May 6, 1996




Medaphis Corporation
2700 Cumberland Parkway
Suite 300
Atlanta, Georgia 30339

Gentlemen:

     The undersigned, an officer, director or stockholder of BSG Corporation, a Delaware corporation ("BSG"), may receive certain shares (the "Shares") of common stock, par value $.01 per share of Medaphis Corporation, a Delaware corporation ("Medaphis"), upon the consummation of the merger (the "Merger") of BSGSub, Inc., a Delaware corporation and a wholly owned subsidiary of Medaphis ("BSGSub") with and into BSG, pursuant to which BSG shall be the surviving corporation and shall continue its corporate existence under the laws of the State of Delaware and the separate corporate existence of BSGSub shall cease, pursuant to the Merger Agreement, dated as of the date hereof, by and among Medaphis, BSGSub and BSG.

     In connection with the receipt of the Shares, if any, by the undersigned in the Merger, the undersigned represents to and agrees with Medaphis that the undersigned will not make any offer to sell, transfer or otherwise dispose of any of the Shares in any transaction, public or private, except in accordance with the applicable provisions of the Securities Act of 1933, as amended (the "Act"), including, to the extent applicable, Rule 145 promulgated pursuant to the Act, as such Act and Rule 145 may be amended. Moreover, the undersigned will not sell, transfer or otherwise dispose of any of the Shares, or in any other way reduce the undersigned's risk with respect to the Shares, as contemplated by APB Opinion No. 16, until such time as financial results covering at least thirty days of combined operations of Medaphis and BSG ("financial results") have been published ("published") within the meaning of
Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies; provided, however, that the undersigned shall be permitted to make sales to the extent permitted by applicable accounting rules and regulations promulgated by the Securities and Exchange Commission ("SEC Rules"). The undersigned and Medaphis hereby agree that financial results shall be published by Medaphis as soon as reasonably practicable following the availability of financial results for the quarter ended June 30, 1996.


                            Page 102 of 103 Pages

Medaphis Corporation
May 6, 1996
Page 2

     The undersigned further agrees that Medaphis shall not be required to transfer any of the Shares unless: (a) the financial results referred to in the preceding paragraph have been published (except to the extent transfers are permitted by the SEC Rules); and (b)(i) it shall have received evidence reasonably satisfactory to it of compliance with the provisions of Rule 145 as to the sale of such Shares by the undersigned, or (ii) the transfer results from a sale of such Shares pursuant to an effective registration statement under the Act, or (iii) it shall have received an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to Medaphis, to the effect that such transfer would not violate, or make the issuance of the Shares to the undersigned a violation of, the provisions of the Act. The certificate(s) representing the Shares will bear a legend to the foregoing effects, and Medaphis will instruct its transfer agent for the Shares to place appropriate stop orders on the stock transfer records to reflect such provisions.

     The undersigned represents that the undersigned does not currently have any arrangement, agreement, or understanding regarding the sale of the Shares.

                                                  Very truly yours,


                                                  /s/ Raymond J. Noorda



The foregoing is accepted and agreed to as of the date first above written:

MEDAPHIS CORPORATION


By: /s/
    --------------------------------


                            Page 103 of 103 Pages